
05069226

THE ESTĒE LAUDER COMPANIES INC. 2005 ANNUAL REPORT

CONTENTS

THE ESTĒE LAUDER COMPANIES INC.

The Estée Lauder Companies Inc. is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. The Company's products are sold in over 130 countries and territories under well-recognized brand names, including Estée Lauder, Aramis, Clinique, Prescriptives, Origins, Tommy Hilfiger, M·A·C, Kiton, La Mer, Bobbi Brown, Donna Karan, Aveda, stila, Jo Malone, Bumble and bumble, Michael Kors, Darphin, Rodan + Fields, American Beauty, Flirt!, Good Skin™, Donald Trump The Fragrance and Grassroots.



THE AMERICAS—The Company was founded by Estée Lauder in 1946 in New York City. In fiscal 2005, the Americas region represented 53% of net sales and 50% of operating income.



EUROPE, THE MIDDLE EAST & AFRICA—Our first international door opened in 1960 in London. In fiscal 2005, Europe, the Middle East & Africa represented 34% of net sales and 42% of operating income. This region includes results from our Travel Retail business.



ASIA/PACIFIC—We established a presence in Hong Kong in 1961. In fiscal 2005, the Asia/Pacific region represented 13% of net sales and 8% of operating income.






ISLAND
MICHAEL KORS






good skin



PORTFOLIO OF BRANDS


MEN
Kiton
EAU DE
TOILETTE


ORIGINS



ESTĒE LAUDER
Introduced in 1946. Sold in more than 130 countries and territories. Technologically advanced and high-performance products with a reputation for innovation, sophistication and superior quality. Select products: Perfectionist [CP+] Correcting Serum for Lines/Wrinkles/Age Spots, Idealist Skin Refinisher, Advanced Night Repair, Future Perfect Anti-Wrinkle Radiance Crème, Re-Nutriv Revitalizing Comfort Crème, Pure Color Long Lasting Lipstick, Lash XL Maximum Lengthening Mascara, Double Wear Stay-in-Place Makeup, Estée Lauder *pleasures,* Beautiful and Estée Lauder Beyond Paradise.

ARAMIS
Introduced in 1964. Sold in more than 120 countries and territories worldwide. A pioneer in the marketing of prestige men's fragrance, grooming and skin care products. Select products: Aramis Classic, Aramis Life inspired by tennis legend Andre Agassi, Lab Series for Men Skin Revitalizer Triple Action Formula, Lab Series for Men Skin Resurfacing Scrub Deep Thermal Action and Day Rescue Total Face Therapy SPF 15 by Lab Series for Men.

CLINIQUE
Introduced in 1968. Sold in approximately 130 countries and territories. A leading skin care authority, Clinique develops allergy-tested, fragrance-free products based on the research of guiding dermatologists. Select products: 3-Step Skin Care System, Perfectly Real Makeup, Repairwear Intensive Night Cream and Lotion, Superdefense Triple Action Moisturizers SPF 25, Clinique CX, High Impact Mascara, Super City Block 40 SPF, Superbalm Lip Treatment, Aromatics Elixir, Clinique Simply, Clinique Happy, Colour Surge Bare Brilliance Lipstick and Skin Supplies for Men.

PRESCRIPTIVES
Introduced in 1979. Sold in seven countries. Designed for All Skins, All Women. The Prescriptives approach to beauty focuses on delivering flawless-looking skin with exact-match foundations, doctor-designed skin care and customizable color cosmetics. Signature services include Colorprinting and the ultra-personalized artistry of Custom Blend Makeup. Select products: Super Line Preventor+, Traceless Skin Responsive Tint, Intensive Rebuilding Moisturizer, Intensive Rebuilding Eye Cream, Beyond Long Mascara and Modernista Lip Color.

ORIGINS
Introduced in 1990. Sold in more than 27 countries and territories. The Origins mission is to promote beauty and wellness through multi-sensory products and feel-good experiences. Origins celebrates the connection between Mother Nature and human nature. Select products: Peace of Mind On-the-spot relief, A Perfect World White tea skin guardian, Ginger Soufflé Whipped body cream, A Perfect World Intensely hydrating body cream with White Tea and Modern Friction Nature's gentle dermabrasion.

TOMMY HILFIGER
Exclusive global license agreement signed in 1993. Sold in more than 120 countries and territories. An agreement in 2005 established Enrique Iglesias as the spokesman for True Star Men, a new men's fragrance collection launching in fiscal 2006. Select products: True Star, a women's fragrance collection inspired by Beyoncé Knowles; "tommy," "tommy girl," and "tommy" and "tommy girl" Summer Colognes.

M·A·C
Majority interest acquired in 1994. Acquisition completed in 1998. Sold in more than 50 countries and territories. A broad line of color cosmetics, makeup tools, skin care, foundations, fragrances and accessories targeting professional makeup artists and fashion-forward consumers. M·A·C: All races, All sexes, All ages. Select products: Studio Fix Powder Plus Foundation, M·A·C Paints, M·A·C Lipstick in six formulas and Lipglass.


ANTI-AGE
ANTI-AGE
glaze

KITON
Exclusive global license agreement signed in 1995. Sold in more than 20 countries and territories. Kiton is a fragrance that is the very essence of fashion: elegance and style, discreet masculinity and of the highest quality pedigree. Select products: Kiton Eau de Toilette, After Shave, After Shave Balm, Deodorant Stick and Shower Gel.

LA MER
Acquired in 1995. Sold in 41 countries and territories. La Mer is the premier luxury skin care brand with a cult-like following. Crème de la Mer, one of the most innovative and sought-after moisturizers, was developed by aerospace physicist Dr. Max Huber over four decades ago. Since then, it has evolved into what can only be described as a legend. La Mer has expanded from the original, best-selling Crème de la Mer into a complete collection of superior facial skin care and body products. Select products: Crème de la Mer, The Essence, The Concentrate, The Lifting Face Serum and The Lifting Intensifier.

BOBBI BROWN
Acquired in 1995. Sold in more than 30 countries and territories. A professional beauty line developed by celebrated makeup artist Bobbi Brown, encompassing color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance. Select products: Foundation Stick, Creamy Concealer, Lip Color, Lip Gloss, Shimmer Brick Compact, Pot Rouge for Lips and Cheeks, Extra Skincare, Long-Wear Gel Eyeliner and Bobbi Brown *beach* fragrance and related products.

DONNA KARAN COSMETICS
Exclusive global license agreement signed in 1997. Sold in more than 120 countries and territories. Luxury fragrance, bath and body collections that reflect the quality, style and innovation identified with designer Donna Karan. Select products: Black Cashmere, Donna Karan Cashmere Mist, DKNY The Fragrance for Women, DKNY The Fragrance for Men, DKNY Be Delicious Women and DKNY Be Delicious Men.

AVEDA
Acquired in 1997. Sold in more than 25 countries and territories. Premium professional and consumer hair care, styling, professional hair color, skin, body and spa, aroma, makeup and lifestyle products based on the art and science of pure flower and plant essences that fulfill the brand's mission of environmental responsibility. Select products: Pure Abundance Volumizing Shampoo, Clay Conditioner and Hair Spray, Full Spectrum Deep Creme Color for Dark Hair, Caribbean Therapy Bath Bar, Caribbean Therapy Flower Water, Caribbean Therapy Bath Soak and Caribbean Therapy Body Crème, Air Control Hair Spray and Tourmaline Charged Radiance Masque.

STILA
Acquired in 1999. Sold in 14 countries and territories. Created by Hollywood makeup artist Jeanine Lobell, stila is a red carpet favorite. With stylish products and pretty, shimmery colors, the stila starlet always looks camera-perfect! Innovative packaging and whimsical illustrations further emphasize stila's position as an artistic brand committed to excellence...with a wink. Select products: Lip Glaze, Illuminating Liquid Foundation, All Over Shimmer, Convertible Color and Bouquet du Jour.

JO MALONE
Acquired in 1999. Sold in six countries. British icon Jo Malone is the creator of an exclusive lifestyle collection of unexpected fragrance for the body, bath and home, and couture skin care. The timeless luxury of The World of Jo Malone™ appeals to discerning men and women alike, and the exquisite, signature presentation speaks volumes. Select products: Vintage Gardenia Cologne, Home Candle, Bath Oil and Body Crème, Lime Basil & Mandarin Luxury Candle, Vitamin E Gel and Vitamin E Lip Conditioner SPF15.

BUMBLE AND BUMBLE
Majority interest acquired in 2000. Represented in more than 15 countries and territories. A New York-based hair care and education company with two salons that creates quality hair care products distributed through top-tier salons and prestige retailers. Select products: Bb. Treatment, including Damage Therapy, Dehydration Therapy, Density Therapy and Scalp Rebuilding Therapy Cleansers, Conditioning Cremes, Complexes, Pro-Complexes and Masques, Creme de Coco Shampoo and Conditioner, Surf Spray and Gentle Shampoo.


tommy






DONALD TRUMP THE FRAGRANCE

MICHAEL KORS BEAUTY
Exclusive global license agreement signed and certain assets acquired in 2003. Sold in 20 countries. The award-winning fashion designer's signature scent, Michael Kors, is a modern interpretation of classic Tuberose. Island Michael Kors, his new fragrance for women, is a rich, humid floral that captures Michael's relaxed, carefree island attitude imbued with the luxury of the Michael Kors aesthetic. Select products: Glimmer Body Creme, Leg Shine, Michael Kors for Men, Eau de Toilette Spray and After Shave Balm, Waterfall Body Lotion and Ocean Bath Soak.

DARPHIN
Acquired in 2003. Sold in more than 55 countries and territories. A well-established, Paris-based brand offering prestige skin care, makeup and spa-inspired body products created from the finest plant extracts and botanical aromas. Select products: Jasmine Aromatic Care, Stimulskin Plus Firming Cream and Eye Contour Cream, Predermine Cream, Denblan and Black Mascara.

RODAN + FIELDS
Acquired in 2003. Sold in the United States at Nordstrom, Marshall Field's, Studio at Fred Segal, Henri Bendel and on the Internet. Rodan + Fields skin care was launched by Stanford University-trained dermatologists Katie Rodan, M.D., and Kathy Fields, M.D. The brand offers solutions for specific skin problems, targeting them with individually packaged, dedicated regimens trademarked as Multi-Med Therapy. Each product line merges effective over-the-counter medicines with soothing botanicals to offer proven results. Select lines: Unblemish, Reverse, Essentials and Anti-Age.

AMERICAN BEAUTY
Introduced in 2004, American Beauty is a cosmetics and skin care line that celebrates the beauty of American Style. American Beauty is available exclusively at Kohl's Department Stores nationwide and online at Kohls.com. Select products: Beauty Boost Overnight Radiance Cream, Uplifting Firming Face Cream, Uplifting Firming Eye Cream and Luxury for Lips Moisture Rich Lipcolor.

FLIRT!
Introduced in 2004, Flirt! is a makeup line with more than 250 shades housed in innovative, color-matched packaging for easy shade selection. Flirt! is available exclusively at Kohl's Department Stores nationwide and online at Kohls.com. Select products: Dreamy Eyes Eyeshadow, Squeeze Me Super Shiny Lip Gloss, Big Flirt Thickening Mascara and Rollerblush Portable Blush Papers.

GOOD SKIN™
Introduced in 2004, Good Skin™ is a skin care line with proven ingredients and advanced formulations created with the expertise of a dermatologist. Good Skin™ is available exclusively at Kohl's Department Stores nationwide and online at Kohls.com. Select products: All Bright 2 Step Facial Peel Pads, MicroCrystal Skin Refinisher, All Calm Moisture Cream and All Right Medicated Cleanser.

DONALD TRUMP
Introduced Holiday 2004. Sold in the United States and Canada. Donald Trump The Fragrance is an uncompromising scent that embodies the confidence, success and character of Donald J. Trump, the definition of the American success story. The fragrance fuses cool, streamlined modernity with a passion for opulence and luxury.

GRASSROOTS
Launched in August 2005, Grassroots offers a range of wholesome, naturally-sourced products that deliver extraordinary results to help care for you and your family. The line includes products for face, body, hair, post-pregnancy, babies, kids and pets. Blended from pure essential oils, its formulas do not contain animal ingredients, artificial colors or fragrances. Grassroots is available exclusively at Kohl's Department Stores nationwide and online at Kohls.com. Select products: Without a Trace Refreshing Foaming Face Cleanser, Happily Ever After Moisture Cream SPF 15, Liquid Alarm Clock Invigorating Shower Gel, Nourish and Flourish Nutrient-Enriched Body Lotion, Time To Shine Nourishing Shampoo, Firm Return Post Pregnancy Firming Body Lotion and Bundle of Joy Tear-Free Baby Shampoo & Body Wash.



LEONARD A. LAUDER

Dear Stockholders:

In this Annual Report, a comprehensive strategic review has been written by our Chief Executive Officer, William Lauder. I am personally very pleased with the growth strategy that he has outlined for our Company. There is little that I can add to his plan, which is well under way as you read this. My goal is to call attention to a few global trends and market forces that offer context and perspective to this excellent plan.

CHAIRMAN'S MESSAGE

In the past 12 months, I have visited over 15 markets throughout the world, all of which are in various stages of development. The most compelling trend I see is **the power of our brands** in all countries, from the most mature and well-developed to those that are just emerging. For example: M·A·C has just launched with great success in both China and India; Crème de la Mer has gotten off to a wonderful start in China; Estée Lauder is about to launch in Vietnam, following a successful Clinique launch in that same market; Jo Malone is a great success in Australia, and Aveda has celebrated its first anniversary in Japan.

THE MOST COMPELLING TREND I SEE IS THE POWER OF OUR BRANDS IN ALL COUNTRIES, FROM THE MOST MATURE AND WELL-DEVELOPED TO THOSE THAT ARE JUST EMERGING.

Travel has become the number one consumer luxury in the world. Hundreds of millions of travelers now swarm through the world's newly constructed airline terminals, as well as cruise ships, and resorts. The Estée Lauder Companies is brilliantly positioned to sell our products to those travelers, no matter where they are. Our Travel Retail Division creates products strictly for this channel, which provides a source of growth for us as well as a potent way for consumers to sample our products.

I am also seeing the growing importance of **"showcase markets"**, where both local consumers and visitors are flooding the stores. Hong Kong expects 12 million visitors from Mainland China, and Macau will be close behind with 10 million visitors. Dubai, where there are counters in all of the major stores as well as in the international airport, anticipates 21 million visitors in 2006 from Europe, the Middle East and India. Even Las Vegas, which continues to grow dramatically, will receive an estimated 41 million visitors from throughout the world. Our Company is using these showcase markets not only for sales and profit generation, but as windows to a new and eager consumer base.

The strategies that William Lauder has outlined, coupled with the few trends that I have just mentioned, should provide growth well into the next decade.

Sincerely,



Leonard A. Lauder

Chairman

Dear Fellow Stockholder:

As you read this report, I will have completed my first year as your Chief Executive Officer. It is a privilege to lead The Estée Lauder Companies, founded by Estée and Joseph Lauder in 1946. We have had an enviable track record of uninterrupted growth for 59 years. We now have a total of 26 prestigious brands, several of which are sold in more than 130 countries and territories. In the coming fiscal year, we will celebrate 60 years in business and 10 years as a public company.

I am pleased with our financial performance, but rather than review the past, I want to focus on our future and articulate our plan for extending our Company's leadership position over the next 60 years with the goal of delivering even greater results.

Our commitment to you, our stockholders, is to seek and pursue our very brightest future with persistence, passion and excellence through our development of outstanding brands, highly motivated people and financial excellence.

WILLIAM P. LAUDER

PERSISTENCE IN BUILDING PRESTIGIOUS BEAUTY BRANDS

In fiscal 2005, approximately 70% of our net sales came from brands we created ourselves, including Estée Lauder, Aramis, Clinique, Prescriptives and Origins. In current conditions, the economics of brand building are very attractive. Moreover, brand building unleashes the power of our highly imaginative creative teams. We also succeeded in building acquired brands such as Aveda, Bobbi Brown and M·A·C. In the future, we will continue to rely on our prowess as brand builders.

CHIEF EXECUTIVE'S REVIEW

Our brands are one of our most important assets, and brand building is our core strength. Our future will be built with superlative beauty brands. This year, we announced several wonderful new brands, opening new areas of growth.

- Our BeautyBank division launched four distinctive national brands into Kohl's Department Stores. These brands: **American Beauty, Good Skin™, Flirt!** and **Grassroots,** are quickly gaining favor with consumers. We are pleased with our progress in this broad and dynamic shopping arena.

- In April 2005, we signed a multi-year arrangement with world-renowned fashion designer **Tom Ford.** Initially, Mr. Ford will collaborate with the Estée Lauder brand in the creation of a **Tom Ford for Estée Lauder** line to be sold at our Estée Lauder counters. Then, Mr. Ford will launch a separate, stand-alone **Tom Ford** beauty line with products in Fall 2006.

WE HAVE A COMPETITIVE ASSET IN OUR CREATIVITY AND ABILITY TO CAPITALIZE ON TRENDS.

- In May 2005, we announced a collaboration with **Missoni,** the Milan-based fashion house known for its vibrant knitwear and enduring fashion style. The relationship will advance several business objectives, including our European growth strategy and our partnerships with leading fashion designers.

BUILDING TALENT WITH PASSION

Creating an environment rooted in achievement and committed to personal excellence is a top priority at The Estée Lauder Companies. Behind all of our brands are highly talented, imaginative and dedicated people.

We are committed to strengthening our bond with employees. We seek to offer a stimulating and gratifying work environment that will help attract and nurture the very best talent in the industry. We want to preserve our impressive retention rates and are proud that the average length of service in our Company is over 10 years. Moreover, we encourage upward mobility. There are many examples throughout the Company of employees who began on the shop floor or behind the counter and rose through the ranks.

A COMPANY COMMITTED TO GROWTH

Our goal is to be a company with a growth rate that outpaces the global beauty marketplace. There are many ways we can accomplish this ambition.

- **Technological excellence.** This year Estée Lauder, Clinique, Prescriptives and Rodan + Fields all successfully launched polypeptide skin care products appropriate to their respective brands. We excelled in capturing a leading edge in the anti-aging category by sharing technology while maintaining brand integrity. This experience highlights the fact that we have a competitive asset in our technology brain trust that can be leveraged to position our portfolio of brands and products strategically in the market.

- **Leadership in innovation.** We also have a competitive asset in our creativity and ability to capitalize on trends. Consider the following: In the United States alone, someone turns 50 years old every six seconds, and a recent survey showed that women view flawless skin as the second most important luxury (after a vacation). Several of our skin care brands have understood these trends and strengthened their offerings in the anti-aging and repair categories. La Mer for example, launched a limited-distribution product called The Essence.

- **Growth opportunities.** We have enormous opportunities to expand into new countries and further penetrate those where we are already established. For example, our business in China is booming. Our sales have nearly doubled as Clinique and Estée Lauder have expanded beyond Beijing and Shanghai into 23 other cities. We have recently launched La Mer, M·A·C and Bobbi Brown into this exciting market.

THE IMPORTANCE OF CORPORATE SOCIAL RESPONSIBILITY

The future will shine most brightly on socially responsible companies. Our devotion to good corporate citizenship is driven by an abiding desire to do the right thing. This year, we are honored to have been cited as one of *Fortune* magazine's Most Admired Companies in our category. We are determined to continue to raise the bar for ourselves to be leaders in the areas of social responsibility and corporate citizenship. The following are a few examples:

- In 1992, Evelyn Lauder started The Estée Lauder Companies' Annual Breast Cancer Awareness Campaign to generate awareness about breast cancer. We created the pink ribbon, which has become a worldwide symbol of breast health. Over the last 13 years, our brands have distributed more than 50 million pink ribbons at cosmetic counters around the world and raised millions of dollars to help save countless lives through early detection and research towards a cure.

- In 1994, M·A·C established the M·A·C AIDS Fund to support men, women and children affected by HIV/AIDS globally. M·A·C gives every cent of the proceeds from the sale of VIVA GLAM lipsticks to the M·A·C AIDS Fund and other AIDS-related charities. These efforts have generated $50 million for AIDS-related charities and serve as an important unifying cause for our 4,000 M·A·C makeup artists.

- This year, Clinique joined forces with the Weill Cornell Medical College to create the Clinique Skin Wellness Center at Weill Cornell. This program marks the first time a leading cosmetic brand and a prestigious medical institution have collaborated to address skin wellness from both a clinical and research perspective.

- For the first time, our Annual Report is printed on 100% recycled paper as a demonstration of our corporate commitment to preserving our environment.

FULL YEAR RESULTS

By Category	Net Sales	% Growth*
(Dollars in millions)		
Fragrance	$1,261	3%
Makeup	2,423	13%
Skin Care	2,352	10%
Hair Care	274	10%
Total	**$6,336**	**9%**

By Region	Net Sales	% Growth**
(Dollars in millions)		
Americas	$3,382	7%
Europe, the Middle East & Africa	2,119	7%
Asia/Pacific	835	4%
Total	**$6,336**	**7%**

* Reported basis
** In local currencies

OUR BRANDS ARE ONE OF OUR MOST IMPORTANT ASSETS, AND BRAND BUILDING IS OUR CORE STRENGTH.

GREAT COMPANIES DEPEND ON GREAT PEOPLE

My vision for our Company is firmly focused on the future while remaining respectful of the past. We will achieve these ambitions by working together.

First, I want to thank my colleagues around the world, especially those who stand behind the counter and serve consumers directly. They are carrying the legacy of "Bringing the Best to Everyone We Touch" that has been our Company's hallmark. All one needs to do is work one day in their shoes to know how crucial they are to our success.

I also want to thank the leaders within our Company: our Chief Operating Officer, Group Presidents, Brand Presidents, General Managers, Operations leaders and Group Heads who pulled together throughout the year. From within our leadership ranks, we named Dan Brestle Chief Operating Officer in January of this year. Dan is a 27-year veteran with extensive accomplishments in both branding and operations. His talents are an enormous asset in our executive suite.

I want to thank our Board of Directors for their guidance and commitment to our Company. This year, we strengthened our Board with two additional Directors: Mellody Hobson, President of Ariel Capital Management, and Aerin Lauder, Senior Vice President, Global Creative Directions, Estée Lauder. I want to express my appreciation to our Chairman, Leonard Lauder.

And finally, the entire Estée Lauder Companies joins me in thanking you, our stockholder, for your continued support of our fine Company.

Sincerely,



William P. Lauder

President

Chief Executive Officer












BE DELICIOUS
fragrance for women & men
DKNY


BE DELICIOUS
LIFE. IT'S A GREAT GAME
FRAGRANCE
DKNY


ORIGINS
cocoa therapy™
Instant chocolate fix




JO MALONE


AVEDA
FLOWER WATER
EAU FLORALE


BOBBI BROWN beach




true star
DKNY
BE DELICIOUS
clinique
happy to be

The scent in the air this year had a distinct aura of celebrity and designer cachet. From the runway to the red carpet, designers and celebrities were again the epicenter of the fragrance business.

As the fragrance business continues to be challenging, our brands maintained their leadership position. In U.S. prestige department stores, four out of the top five women's fragrances were ours. An ability to evolve our fragrance mix to meet the consumers' changing moods and expectations has helped the Company continue to create excitement. In a year that absorbed more than 200 new prestige fragrance launches, our brands stood out for their ability to win awards and hearts.

True Star, featuring pop-singer Beyoncé, won a coveted FiFi award from the U.S. Fragrance Association this year for its dynamic television advertising.

Tommy Hilfiger and Enrique Iglesias traveled to Enrique's hometown of Madrid, Spain, to introduce True Star Men, the brand's new fragrance. The exciting launch party included leading European press and Spain's top trendsetters.

Island Michael Kors launched in the U.K. to become the number-one selling fragrance at Harrods of London during its first six months on counter.



We continue to invest in core brands by creating innovative fragrances that interpret the brand equity in fresh new ways. Clinique expanded its highly successful Clinique Happy line with the addition of Clinique Happy to Be, an exuberant fragrance that is a celebration of who you are and captures the essence of happiness.

DKNY Be Delicious Women and DKNY Be Delicious Men launched globally with an innovative marketing campaign that helped DKNY Be Delicious become one of the top 25 global fragrances. The scent of apple combined with a sophisticated blend of exotic flowers and sensual woods matched consumers' mood for something simple yet elegant. Its apple-inspired packaging resonated around the world.

M·A·C leveraged its loyal consumer following to launch three new fragrances—Hue: C-Squeeze, Hue: Turquatic and Hue: Violetrex—with dramatically tinted juices that mirrored the brand's expertise in color creations. The trio gained popularity in our free-standing M·A·C stores through the power of word-of-mouth and consumers' trust in the brand's new products.

Pairing where we sell the brand with shoppers' emotions was the secret behind the successful launch of Estée Lauder *pleasures exotic*, which played into the trend for exotic travel. The new fragrance launched first in Travel Retail with a captivating campaign that evoked feelings of a tropical vacation.


BEAUTIFUL
ESTÉE LAUDER
MICHAEL KORS

THE SCENT IN THE AIR THIS YEAR HAD A DISTINCT AURA OF CELEBRITY AND DESIGNER CACHET. WE CONTINUE TO INVEST IN CORE BRANDS BY CREATING INNOVATIVE FRAGRANCES THAT INTERPRET BRAND EQUITY IN FRESH NEW WAYS.

Jo Malone expanded its line of lifestyle fragrances and also opened a second free-standing store in New York City on prestigious Madison Avenue, while Bobbi Brown's *beach* scent continued to build loyal users through its specialty store counters.

This year, we announced a new license with Italian designer brand Missoni for a line of European-designed fragrances that will launch in the next 12 months. Flagship brand Estée Lauder signed fashion great Tom Ford to develop a multi-tiered line of fragrance products. And, finally, fashion designer Sean Combs will be launching a much-anticipated Sean John fragrance for men in the coming year.

Our fragrance experts continually rethink the old by using technology to create new textures, innovate new multi-sensorial product forms and experiment with essential oils and natural extracts to create new fragrances. We continue to learn more about what our consumers want from fragrance and how we can deliver the most innovative, high-quality fragrance products possible. A growing portfolio of more than 90 fragrances speaks to our continued commitment to fragrances. While the category itself is evolving, we remain focused on the opportunities to expand our impact in markets where we believe we are under-represented, like Continental Europe, Latin America and Asia.














ESTĒE LAUDER
MAKEUP


ELECTRIC
SHEER LipShine




AVEDA
PETAL ESSENCE






Lash XL
Maximum Length Mascara


DARPHIN
CLINIQUE

Makeup today is about enhancing assets and masking imperfections to help all women look radiant. Vibrancy in our makeup category continues to be driven by a woman's desire to look as natural as possible with makeup.

M·A·C continues to be the brand of choice among professional makeup artists. The brand's artists worked behind the scenes at more than 125 fashion shows in New York, London and Milan. The brand's international expansion accelerated to include India and China, and continues to represent M·A·C's largest growth opportunity. With approximately 125 free-standing stores and its dynamic department store distribution, M·A·C looks to leverage the influence of fashion and pop culture as part of its growth stream.

Bobbi Brown celebrates the beauty in every woman with unique products like Shimmer Brick Compact, Pot Rouge for Lips and Cheeks, Long Wear Gel Eyeliner and Creamy Concealer Kit, which all helped the brand gain market share around the world.

Clinique maintained its outstanding commitment to the consumer at counter by announcing a team of global makeup artists to enhance the brand's education and service. They will support the global team of 16,000 trained Consultants.


CLINIQUE

Flawless...protect...optics...translucence...ageless...perfect... are all words that describe the modern role of foundations today as they evolve from products that simply cover to products that provide dual benefits. Clinique's Perfectly Real foundation has gained loyalty around the world for its skin-matching and balancing technologies, while Prescriptives Custom Blend offers women a perfect match for skin tones. Estée Lauder Double Wear Stay-in-Place Makeup delivers long-lasting wear to women, joining the Estée Lauder brand's leading collection of nine winning foundations. Clinique continues to maintain its ranking as a worldwide leader in foundation, holding the number-one ranking at European and United States prestige cosmetic counters.

Mascaras excelled in the lash-building category this year. Clinique's High Impact Mascara, Estée Lauder's Lash XL, M·A·C's Zoom Lash, Bobbi Brown's Everything Mascara, Big Flirt Thickening Mascara from Flirt! and Prescriptives' Beyond Long Maximum Length Mascara all contributed to the Company's continued leadership in this important category.


ORIGINS
Halo Effects
BOBBI BROWN
FLIRT! SQUEEZE ME

VIBRANCY IN OUR MAKEUP CATEGORY CONTINUES TO BE DRIVEN BY A WOMAN'S DESIRE TO LOOK AS NATURAL AS POSSIBLE WITH MAKEUP.

Lip gloss outshone all other lip categories this year as stila's Lip Glaze and IT Gloss won favor among young, stylish Hollywood trendsetters for their high-shine shimmer. M·A·C's Lipglass continues to be the number-one seller for the brand globally. Clinique launched Colour Surge Impossibly Glossy in U.S. department stores as it met the desire for high shine, sheer finish from Generations X and Y.

American Beauty and Flirt!, two new brands from BeautyBank, wowed consumers with high-quality makeup at moderate prices. Launched this year at over 600 Kohl's Department Stores nationwide, the brands are enjoying a strong performance. American Beauty helps celebrate American style with celebrity Ashley Judd as its spokesperson. Flirt! adds fun to the makeup category as it plays with color and invites celebrity guest designers to color their way. Chick Sticks and Squeeze Me Super Shine Lip Gloss from Flirt! brought fun and energy to Kohl's shoppers.






MICROFINE
REFINISHER
GOMMAGE

SKIN CARE


CLINIQUE




BOBBI BROWN
Brightening Essence
Essence Éclaircissante



AVEDA
caribbean therapy
REVERSE
LAB SERIES FOR MEN
SKIN RESURFACING SCRUB
LAB SERIES FOR MEN
SKIN REVITALIZER

Many women—and a growing number of men—will attest to the fact that great skin at any age is one of the most sought-after luxuries. And this year, our brands are providing a wide range of technologically advanced products to help women and men achieve skin nirvana.

Whether the concern is anti-aging or prevention, acne or wrinkles, firming or brown spots, consumers were treated to a selection of products this year that boosted the skin's ability to do what it does naturally. The influence of dermatologist-inspired treatment products continues to spark innovation, as does the desire for products that help delay the need for a trip to the doctor's office. With a burgeoning 50-plus population in the United States, The Estée Lauder Companies is well positioned to capitalize on the growing demands of the aging skin care consumer.

Anti-aging skin care starts with protection. One of the year's most important discoveries focused on advanced protection from harmful UVA rays in order to maintain the skin's defense system. Clinique introduced Superdefense Triple Action Moisturizer SPF 25, which promises to protect not only from burning UVB rays, but also from UVA rays that are now believed





to cause considerable damage. Estée Lauder launched Perfectionist [CP+], a new formula that elevates protection and repair of skin's appearance to a whole new level with breakthrough technologies and proprietary ingredients.

Crème de la Mer continues to spread its riches around the world, opening in China with great success. In the ultra-luxe category, Crème de la Mer launched The Essence, a limited-edition luxury for a select few, and Estée Lauder offered Nutritious Vita-Mineral Energy Lotion, a treatment product that harkens back to the prestige philosophy of Mrs. Estée Lauder.

Our makeup artist brands consider great skin to be the perfect canvas for their innovative color products. Bobbi Brown's Brightening Essence is the perfect solution for women who want simplicity in their routine. M·A·C added Microfine Refinisher to its cadre of products for all races, all sexes, all ages. Prescriptives Intensive Rebuilding Moisturizer takes advantage of the latest in peptide innovation for a moisturizer that also helps boost skin's natural collagen production. Products like Rodan + Fields' Unblemish and Reverse target specific concerns like breakouts and redness with regimens recommended by Stanford-trained dermatologists Doctors Katie Rodan and Kathy Fields.


ESTĒE LAUDER
Re-Nutriv


DARPHIN
PARIS
INSTANT LUMIÈRE
Crème éclaircissante





GREAT SKIN AT ANY AGE IS ONE OF THE WORLD'S MOST SOUGHT AFTER LUXURIES.

As the world evolves, so does the Company's quest to continuously source new ingredients from botanical sources. Aveda is perfecting the art of using pure flower and plant essences. The brand embraces its mission to care for the world we live in and give back to society while offering high-performance hair, skin and body products. Its clinically tested Tourmaline Charged Radiance Fluid delivers radiant, glowing skin comparable to micro-dermabrasion performed in a doctor's office. Origins introduced Modern Friction, a rice-starch-based, at-home dermabrasion system that rose to the number-one slot for the brand in its first six months on counter.

The Estée Lauder Companies has been proactive in identifying and meeting changing consumer shopping habits. Our new BeautyBank brands, Good Skin™, designed in collaboration with dermatologist Dr. Doris Day, and American Beauty, have become noteworthy success stories by creating a new niche of skin care products for the value-driven shoppers at Kohl's Department Stores. On the other side of the ocean, we are well-positioned in European pharmacies, considered to be the fastest-growing channel for skin care in Europe, with Darphin's complete line of aromatherapy skin care products.


AVEDA
brilliant




damage remedy




grassroots

HAIR CARE


Bumble and bumble
sumotech




AVEDA
damage remedy


ORIGINS
Clear Head


JO MALONE
LONDON


WITH SHEA BUTTER
tape.

Glossy, healthy, manageable hair is more in demand than ever by women and men around the world. They pursue perfection in the beauty salon, as well as with products they purchase for home use—shopping for targeted formulas that solve common hair problems. Our brands have successfully met this need with a number of innovative new offerings.

This year, Aveda addressed the challenges of fine hair with Pure Abundance Volumizing Shampoo, Volumizing Clay Conditioner and Volumizing Hair Spray, and developed a new approach for color-resistant Asian and Latino hair types with Full Spectrum Deep Creme Color for Dark Hair. Air Control Hair Spray, an extra-firm-hold micro-mist, was applauded for its fast-drying, strong-hold finish and low-volatile-organic-compound (VOC) formula. The brand also benefited from sales of Control Tape, an innovative styling aid in strip form, Damage Remedy Shampoo and Conditioner, and Damage Remedy Treatment.

Bumble and bumble tapped into The Estée Lauder Companies' expertise in Research & Development to launch Bb. Treatment. This quartet of specialized regimens is based on the premise that the scalp is, in fact, skin and employs skin care technology to achieve healthy hair. They include Damage Therapy, Dehydration Therapy, Density Therapy and Scalp Rebuilding Therapy,


Bumble and bumble
styling
LOTION

aramis



to help maintain a healthy scalp for healthy hair. The products include cleansers, conditioning cremes, masques and complexes, as well as pro-complexes, which are administered by stylists as part of in-salon, professional services.

The Bumble and bumble brand also launched Creme de Coco Shampoo, a luxurious, extra-mild cleanser, and Creme de Coco Conditioner, a lightweight conditioner. Other standout products included Sumotech, Styling Lotion, Grooming Creme and Surf Spray.

Along with proven products, hair care professionals look to our brands for world-class education. Aveda and Bumble and bumble present sophisticated artistic and business programs at their own flagship facilities and on location in salons. Both brands celebrated the anniversary of the openings of major educational outposts this year. Aveda Institutes in Japan and Berlin marked milestones, as did Bumble and bumble's dramatic New York City headquarters, which is already approaching full enrollment. The inspiring technical and artistic skills of internationally renowned talents such as Antoinette Beenders, Aveda's Global Style Director, who was named the British Hairdresser of the Year at this year's British Hairdressing Awards, and Bumble and bumble's Howard MacLaren, Jimmy Paul and Laurent Phillipon, are in high demand.


stila

GLOSSY, HEALTHY, MANAGEABLE HAIR IS MORE IN DEMAND THAN EVER BEFORE BY MEN AND WOMEN AROUND THE WORLD.

In addition to the strong performance of our professional salon distribution channel, we saw brisk sales in prestige department and specialty stores, as well as Company-owned retail stores. Origins continues to delight consumers with Clear Head Mint Shampoo and Mint Conditioning Rinse, Knot Free Shampoo and Knot Free Finishing Rinse, and Ginger Up Aromatic Shampoo and Ginger Up Aromatic Conditioner. Donna Karan Cashmere Mist Shampoo and Donna Karan Cashmere Mist Conditioner continue to generate a loyal following, as do Jo Malone's Grapefruit Conditioner and Lime Basil and Mandarin Shampoo, and Aramis' Protein Enriched Two-in-One Shampoo and Conditioner and Protein Enriched Hair Thickener. Finally, Grassroots, our new BeautyBank brand, added polish with Time to Shine Shampoo.





Endless expressions for eyes
in one compact.
New. Graphic Color
EyeShadow Quad
Shop now at esteelauder.com



ESTĒE LAUDER
Defining Beauty







MAC MAC













TRUE STAR
MEN
ENRIQUE IGLESIAS
TOMMY HILFIGER



BE DELICIOUS
DKNY



grassroots
NATURALLY-SOURCED PRODUCTS
TO ADD JOY TO YOUR EVERYDAY LIFE.


AMERICAN BEAUTY
AMERICAN BEAUTY

AMERICAN BEAUTY, GOOD SKIN™ AND FLIRT! LAUNCH AT KOHL'S DEPARTMENT STORES.



THE PERSONAL TOUCH WITH JO MALONE AT IN-STORE APPEARANCES.


cocoa

ORIGINS' COCOA THERAPY LAUNCH FEATURED A COCOA WAGON.

TOUCHING CONSUMERS

Successful brands are built around strong relationships with consumers. Whether it's the personalized service consumers receive at counters around the world from our more than 40,000 beauty advisors, makeup artists, consultants and guides, our compelling advertising or the dynamic in-store appearances by our brand experts that bring superb energy to the counters, our brands and their teams excel at developing a dialogue with our consumers.

Aspiration and excitement reigned high as the Estée Lauder brand joined forces with style-makers Tom Ford and Gwyneth Paltrow, and M·A·C signed Diana Ross to be the face of its new beauty icon color collection. Tommy Hilfiger toured key markets with Enrique Iglesias to personally launch True Star Men by Tommy Hilfiger. Meanwhile, Dr. Andrew Weil joined forces with Origins in an unprecedented alliance to create products based on wellness principles.

In the U.K., fragrance expert Jo Malone launched her new fragrances and creams with personal appearances in her stores, where she provided hand rubs for lucky consumers. Fashion designer Michael Kors charmed shoppers in New York, Dallas, Seattle and London during his whirlwind tour on behalf of Island Michael Kors. Doctors Katie Rodan and Kathy Fields met with VIP consumers in the comfort of living-room settings to talk about skin care needs.


LA MER

NEW LA MER COUNTER AT ISETAN, SHANGHAI.


CLINIQUE

BRINGING CLINIQUE TO RUSSIAN WOMEN.



CLINIQUE 3-STEP MAKES HEADLINES IN SHANGHAI AND 22 OTHER CITIES IN CHINA.

Creating excitement at the counter means different things for different brands. Donald Trump appeared in Marshall Field's to meet and greet consumers during the launch of his new scent, Donald Trump The Fragrance. The Chicago retailer says "The Donald's" visit was one of the most successful public appearances the store has ever sponsored. Origin's Cocoa Wagon warmed things up, offering steaming cups of hot chocolate to consumers while they sampled the brand's new Cocoa Therapy line.

As the influence of dermatologist-developed brands continues to grow, Clinique leveraged its heritage as the first dermatologist brand by announcing a collaboration with the Weill Cornell Medical College. The patient center at The Clinique Skin Wellness Center at Weill Cornell is targeted to open in Fall 2006 and will provide the best in clinical care and skin wellness.



GUM DEPARTMENT STORE IN RUSSIA WELCOMES ESTÉE LAUDER.



THE CLINIQUE GLOBAL MARKETING AND RESEARCH TEAM COLLABORATED WITH INDEPENDENT DERMATOLOGY RESEARCHERS TO PRESENT THE LATEST IN SKIN SCIENCE DURING THE IX INTERNATIONAL CONGRESS OF DERMATOLOGY IN BEIJING, CHINA.



THE NEW, DYNAMIC M·A·C COUNTER IN CHINA IS A MUST-SEE FOR RESIDENTS AND TOURISTS.

SUCCESSFUL BRANDS ARE BUILT AROUND STRONG RELATIONSHIPS WITH CONSUMERS.

Thinking globally means our brands must also learn to speak locally and understand the individual needs of women and men around the world.

The Company is investing rapidly in the developing markets of Brazil, Russia, India and China. We believe that growth internationally will be driven by the opportunities in these countries where the retail climate is growing every day.

In fiscal 2005, Clinique and Estée Lauder opened in 23 cities in China alone. M·A·C launched in China and India, and La Mer launched in China with its ultra-luxe line of crèmes and lotions. The Eastern European countries, especially Russia, saw an increased emphasis on fragrance, skin care and makeup launches this year as emerging middle classes increasingly gravitated towards prestige counters.


LAUDER

JOHN DEMSEY, TOM FORD AND AERIN LAUDER, INK THE DEAL WITH TOM FORD AND THE ESTĒE LAUDER BRAND.



CLINIQUE LABORATORIES AND THE DEPARTMENT OF DERMATOLOGY AT WEILL CORNELL MEDICAL COLLEGE ANNOUNCE A GROUNDBREAKING COLLABORATION-THE CLINIQUE SKIN WELLNESS CENTER AT WEILL CORNELL, SCHEDULED TO OPEN IN FALL, 2006.


TOMMY HILFIGER

TOMMY HILFIGER AND ENRIQUE IGLESIAS AT THE LAUNCH OF TRUE STAR MEN.

HIGHLIGHTS

This year, Clinique targeted Chinese dermatologists by sponsoring a symposium titled *New Developments in Sun Protection — From SPF Towards IPF* at the IX International Congress of Dermatology in Beijing. The brand brought experts in the area of the skin's immune system to present some of the cutting-edge research that is influencing product development. More than 2,000 dermatologists attended the session, which was held in conjunction with the launch of Clinique's Active White skin care line.

Giving back to the communities in which we live and work has long been an Estée Lauder Companies' tradition. These efforts range from grassroots programs initiated by individual brands or departments to huge global programs involving hundreds or even thousands of our employees. Our Breast Cancer Awareness Campaign led by Evelyn Lauder reached over 1 billion people in 2004 with its Pink Ribbon and the message that early detection saves lives, while M·A·C has raised



THE ESTÉE LAUDER COMPANIES WAS HONORED AS ONE OF THE TOP 100 MOST ADMIRED COMPANIES BY FORTUNE MAGAZINE IN 2005.



DONALD TRUMP LAUNCHED DONALD TRUMP THE FRAGRANCE TO RECORD-BREAKING CROWDS AT MARSHALL FIELD'S DEPARTMENT STORE IN CHICAGO.



THE VENETIAN HOTEL IN LAS VEGAS WAS THE SITE OF A BREAST CANCER AWARENESS ILLUMINATION EVENT AND FUNDRAISER FOR BREAST CANCER RESEARCH.



AERIN LAUDER AND GWYNETH PALTROW BEHIND THE SCENES AT THE AD SHOOT FOR THE NEW ESTÉE LAUDER *PLEASURES* CAMPAIGN FEATURING MS. PALTROW.

more than $50 million for the M·A·C AIDS Fund and other AIDS-related charities through sales of its Viva Glam lipstick collection. Aveda lives its mission of environmental responsibility by sponsoring Earth Month programs during April and encouraging its salons and consumers to make smart choices that help protect the planet. American Beauty has joined with spokesmodel Ashley Judd to support Nutrition AID's drive to raise awareness and resources to promote healthy living among young people and their families.

The Estée Lauder Companies is also determined to maintain its strong relationships with its employees. Globally, the Company has approximately 23,700 employees who work every day to continuously launch new innovations. We are pleased this year to be named by *Fortune* magazine as one of the top 100 Most Admired Companies.



LEONARD A. LAUDER[3]
Chairman
The Estée Lauder Companies Inc.



CHARLENE BARSHEFSKY[3]
Senior International Partner
Wilmer Cutler Pickering Hale and Dorr LLP



ROSE MARIE BRAVO[2,4]
Chief Executive
Burberry Group Plc.



MELLODY HOBSON[1]
President
Ariel Capital Management, LLC



IRVINE O. HOCKADAY, JR.[1]
Retired President and
Chief Executive Officer
Hallmark Cards, Inc.



AERIN LAUDER
Senior Vice President
Global Creative Directions
Estée Lauder



RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC



WILLIAM P. LAUDER
President
Chief Executive Officer
The Estée Lauder Companies Inc.

BOARD OF DIRECTORS

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommittee



RICHARD D. PARSONS[2,3]
Chairman
Chief Executive Officer
Time Warner Inc.



MARSHALL ROSE
Chairman
The Georgetown Group



LYNN FORESTER DE ROTHSCHILD[2,3,4]
Chief Executive Officer
ELR Holdings, LLC



BARRY S. STERNLICHT[1]
Chairman
Chief Executive Officer
Starwood Capital Group

OFFICERS

MALCOLM BOND
Executive Vice President
Global Operations

PATRICK BOUSQUET-CHAVANNE
Group President

DANIEL J. BRESTLE
Chief Operating Officer

AMY DIGESO
Senior Vice President
Global Human Resources

HARVEY GEDEON
Executive Vice President
Global Research and Development

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer

EVELYN H. LAUDER
Senior Corporate Vice President

LEONARD A. LAUDER
Chairman

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

WILLIAM P. LAUDER
President
Chief Executive Officer

SARA E. MOSS
Executive Vice President
General Counsel and Secretary

CEDRIC PROUVÉ
Group President, International

PHILIP SHEARER
Group President

SALLY SUSMAN
Executive Vice President
Global Communications

FOR THE FISCAL YEAR ENDED JUNE 30	2005	2004	Percent Change
($ in millions, except per share data)			
Net Sales†	**$6,336.3**	$5,790.4	9%
Operating Income†	**720.6**	644.0	12%
Net Earnings from Continuing Operations*†	**406.1**	375.4	8%
Net Earnings Per Common Share from Continuing Operations — Diluted*†	**1.78**	1.62	10%
Total Assets	**$3,885.8**	$3,708.1	5%
Stockholders' Equity	**1,692.8**	1,733.5	(2%)



NET SALES*†
($ in billions)
4.67 4.71 5.10 5.79 6.34
2001 2002 2003 2004 2005



OPERATING INCOME*†
($ in millions)
495.6 342.1 503.7 644.0 720.6
2001 2002 2003 2004 2005



NET EARNINGS FROM CONTINUING OPERATIONS*†
($ in millions)
305.2 212.9 325.6 375.4 406.1
2001 2002 2003 2004 2005

* Fiscal 2005 information includes the effect of an incremental tax charge of approximately $28 million, or $.12 per diluted common share, related to our plan to repatriate foreign earnings in fiscal 2006 under the provisions of the American Jobs Creation Act of 2004. Fiscal 2003 information includes the effect of a special charge of $22.0 million ($13.5 million after tax), or $.06 per diluted common share, related to the proposed settlement of a legal action. Fiscal 2002 information includes the effect of restructuring charges of $117.4 million or $76.9 million after tax (of which $0.5 million after tax was included in discontinued operations) or $.32 per diluted common share. Fiscal 2001 information is reported after considering the effect of restructuring and special charges of $63.0 million ($40.3 million after tax), or $.17 per diluted common share, and after the cumulative effect of adopting a new accounting principle in the amount of $2.2 million after tax, or $.01 per diluted common share. For a more detailed description of our operating results, including the impact of these items, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

† In February 2004, we sold the assets and operations of our former reporting unit that sold *jane* brand products. As a result, fiscal 2004, 2003 and 2002 information has been restated to reflect that reporting unit as discontinued operations.



A HERITAGE OF UNINTERRUPTED SALES GROWTH
1953
1972
$100 million
1985
$1 billion
1991
$2 billion
2005
$6.3 billion

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 56 of this report.

YEAR ENDED OR AT JUNE 30	2005	2004	2003	2002	2001
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales[a]	**$6,336.3**	$5,790.4	$5,096.0	$4,711.5	$4,667.7
Gross profit[a]	**4,718.9**	4,314.1	3,771.6	3,451.0	3,441.3
Operating income	**720.6**	644.0	503.7	342.1	495.6
Interest expense, net[b]	**13.9**	27.1	8.1	9.8	12.3
Earnings before income taxes, minority interest, discontinued operations and accounting change[c]	**706.7**	616.9	495.6	332.3	483.3
Provision for income taxes	**291.3[d]**	232.6	163.3	114.7	174.0
Minority interest, net of tax	**(9.3)**	(8.9)	(6.7)	(4.7)	(1.9)
Discontinued operations, net of tax[e]	**—**	(33.3)	(5.8)	(21.0)	—
Cumulative effect of a change in accounting principle, net of tax	**—**	—	—	—	(2.2)
Net earnings[c]	**406.1[d]**	342.1	319.8[f]	191.9[g]	305.2[h]
Preferred stock dividends[b]	**—**	—	23.4	23.4	23.4
Net earnings attributable to common stock[c]	**406.1[d]**	342.1	296.4[f]	168.5[g]	281.8[h]
CASH FLOW DATA:					
Net cash flows provided by operating activities[i]	**$ 479.2**	$ 675.4	$ 558.6	$ 525.5	$ 311.1
Net cash flows used for investing activities[i]	**(237.0)**	(213.6)	(198.0)	(223.2)	(212.0)
Net cash flows used for financing activities	**(300.4)**	(216.0)	(555.0)	(123.1)	(63.5)
PER SHARE DATA:					
Net earnings per common share from continuing operations[c] [e]:					
Basic	**$ 1.80[d]**	$ 1.65	$ 1.30[f]	$ .80[g]	$ 1.19[h]
Diluted	**$ 1.78[d]**	$ 1.62	$ 1.29[f]	$ .79[g]	$ 1.17[h]
Net earnings per common share[c]:					
Basic	**$ 1.80[d]**	$ 1.50	$ 1.27[f]	$ .71[g]	$ 1.18[h]
Diluted	**$ 1.78[d]**	$ 1.48	$ 1.26[f]	$ .70[g]	$ 1.16[h]
Weighted average common shares outstanding:					
Basic	**225.3**	228.2	232.6	238.2	238.4
Diluted	**228.6**	231.6	234.7	241.1	242.2
Cash dividends declared per common share	**$ .40**	$ .30	$ .20	$ .20	$ .20
BALANCE SHEET DATA:					
Working capital	**$ 804.9**	$ 877.2	$ 791.3	$ 968.0	$ 882.2
Total assets	**3,885.8**	3,708.1	3,349.9	3,416.5	3,218.8
Total debt[b]	**714.7**	535.3	291.4	410.5	416.7
Redeemable preferred stock[b]	**—**	—	360.0	360.0	360.0
Stockholders' equity	**1,692.8**	1,733.5	1,423.6	1,461.9	1,352.1

(a) Effective January 1, 2002, we adopted Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." Upon adoption of this Issue, we reclassified revenues generated from our purchase with purchase activities as sales and the costs of our purchase with purchase and gift with purchase activities as cost of sales, which were previously reported net as operating expenses. Operating income has remained unchanged by this adoption. For purposes of comparability, these reclassifications have been reflected retroactively for all periods presented.

(b) During fiscal 2004, there was an increase of approximately $17.4 million in interest expense, net and a corresponding decrease in preferred stock dividends as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Additionally, in connection with this pronouncement, redeemable preferred stock has been reclassified as a component of total debt subsequent to June 30, 2003. The provisions of SFAS No. 150 did not provide for retroactive restatement of historical financial data.

(c) Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," financial results for periods subsequent to July 1, 2001 exclude goodwill amortization. Goodwill amortization included in fiscal 2001 was $20.9 million ($13.4 million after tax). Excluding the effect of goodwill amortization in fiscal 2001, diluted earnings per common share would have been higher by $.06.

(d) In the fourth quarter of fiscal 2005 we announced plans to repatriate approximately $690 million of foreign earnings in fiscal year 2006, which includes $500 million of extraordinary intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). This action resulted in an aggregate tax charge of approximately $35 million in our fiscal year ended June 30, 2005, which includes an incremental tax charge of approximately $28 million, equal to $.12 per diluted share. The repatriated funds will be reinvested in the U.S. under a domestic reinvestment plan in accordance with the provisions of the AJCA.

(e) In December 2003, we committed to a plan to sell the assets and operations of our former reporting unit that sold *jane* brand products and we sold them in February 2004. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for fiscal 2004, 2003 and 2002 has been restated for comparative purposes to reflect that reporting unit as discontinued operations. Earnings data of the discontinued operation for fiscal 2001 is not material to the consolidated results of operations and has not been restated.

(f) Net earnings, net earnings attributable to common stock, net earnings per common share from continuing operations and net earnings per common share for the year ended June 30, 2003 included a special charge related to the proposed settlement of a legal action of $13.5 million, after tax, or $.06 per diluted common share.

(g) Net earnings, net earnings attributable to common stock, net earnings per common share from continuing operations and net earnings per common share for the year ended June 30, 2002 included a restructuring charge of $76.9 million (of which $0.5 million was included in discontinued operations), after tax, or $.32 per diluted common share, and a one-time charge of $20.6 million, or $.08 per common share, attributable to the cumulative effect of adopting SFAS No. 142, "Goodwill and Other Intangible Assets," which is attributable to our former reporting unit that sold *jane* brand products and is included in discontinued operations.

(h) Net earnings, net earnings attributable to common stock, net earnings per common share from continuing operations and net earnings per common share for the year ended June 30, 2001 included restructuring and other non-recurring charges of $40.3 million, after tax, or $.17 per diluted common share, and a one-time charge of $2.2 million, after tax, or $.01 per diluted common share, attributable to the cumulative effect of adopting SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(i) Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation for comparative purposes.

CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED JUNE 30	2005	2004	2003
(In millions, except per share data)			
Net Sales	**$6,336.3**	$5,790.4	$5,096.0
Cost of sales	**1,617.4**	1,476.3	1,324.4
Gross Profit	**4,718.9**	4,314.1	3,771.6
Operating expenses:			
Selling, general and administrative	**3,998.3**	3,651.3	3,225.6
Special charges	**—**	—	22.0
Related party royalties	**—**	18.8	20.3
	3,998.3	3,670.1	3,267.9
Operating Income	**720.6**	644.0	503.7
Interest expense, net	**13.9**	27.1	8.1
Earnings before Income Taxes, Minority Interest and Discontinued Operations	**706.7**	616.9	495.6
Provision for income taxes	**291.3**	232.6	163.3
Minority interest, net of tax	**(9.3)**	(8.9)	(6.7)
Net Earnings from Continuing Operations	**406.1**	375.4	325.6
Discontinued operations, net of tax	**—**	(33.3)	(5.8)
Net Earnings	**406.1**	342.1	319.8
Preferred stock dividends	**—**	—	23.4
Net Earnings Attributable to Common Stock	**$ 406.1**	$ 342.1	$ 296.4
Basic net earnings per common share:			
Net earnings attributable to common stock from continuing operations	**$ 1.80**	$ 1.65	$ 1.30
Discontinued operations, net of tax	**—**	(.15)	(.03)
Net earnings attributable to common stock	**$ 1.80**	$ 1.50	$ 1.27
Diluted net earnings per common share:			
Net earnings attributable to common stock from continuing operations	**$ 1.78**	$ 1.62	$ 1.29
Discontinued operations, net of tax	**—**	(.14)	(.03)
Net earnings attributable to common stock	**$ 1.78**	$ 1.48	$ 1.26
Weighted average common shares outstanding:			
Basic	**225.3**	228.2	232.6
Diluted	**228.6**	231.6	234.7

See notes to consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2005 and our results of operations for the three fiscal years ended June 30, 2005 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventory; pension and other postretirement benefit costs; goodwill and other intangible assets; income taxes; and derivatives.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and, in the Europe, Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale (e.g., at our retail stores).

Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.7%, 4.6% and 5.1% in fiscal 2005, 2004 and 2003, respectively.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by authorized retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the solvency of our customers, store closings by retailers, changes in the retail environment and our decision to continue or support new and existing products.

CONCENTRATION OF CREDIT RISK

An entity is vulnerable to concentration of credit risk if it is exposed to risks of loss greater than it would have had it mitigated its risks through diversification of customers. The significance of such credit risk depends on the extent and nature of the concentration.

We have three major customers that owned and operated retail stores that in the aggregate accounted for $1,403.1 million, or 22%, of our consolidated net sales in fiscal 2005 and $187.9 million, or 24%, of our accounts receivable at June 30, 2005. These customers sell products primarily within North America. Our two largest customers, Federated Department Stores, Inc. and The May Department Stores Company, merged on August 30, 2005. Although management believes that our major customers are sound and creditworthy, a severe adverse impact on their business operations could have a corresponding material adverse effect on our net sales, cash flows and/or financial condition.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $28.9 million and $30.1 million as of June 30, 2005 and 2004, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was reduced by $12.6 million, $25.6 million and $30.3 million for customer deductions and write-offs in fiscal 2005, 2004 and 2003, respectively, and increased by $11.4 million, $23.9 million and $31.5 million for additional provisions in fiscal 2005, 2004 and 2003, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

INVENTORY

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POSTRETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, nonqualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation; and certain other postretirement benefits.

The amounts necessary to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The pre-retirement discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2005, we used a pre-retirement discount rate for our Domestic Plans of 6.00% and varying rates on our international plans of between 2.25% and 6.00%. The pre-retirement rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2005, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 3.25% and 7.50% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. The U.S. Qualified Plan asset allocation as of June 30, 2005 was approximately 67% equity investments, 26% fixed income investments and 7% other investments. The asset allocation of our combined international plans as of June 30, 2005 was approximately 62% equity investments, 32% fixed income investments and 6% other investments. The difference between actual and expected returns on plan assets is accumulated and amortized over future periods and, therefore, affects our recorded obligations and recognized expenses in such future periods. For fiscal 2005, our pension plans had actual returns on assets of $43.2 million as compared with expected returns on assets of $35.3 million, which resulted in a net deferred gain of $7.9 million.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2005 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(2.3)	$2.3
Expected return on assets	$(1.3)	$1.3

Our postretirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2005 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$ 1.1	$(1.0)
Effect on postretirement benefit obligations	$10.1	$(9.1)

For fiscal 2006, we will use a pre-retirement discount rate for the Domestic Plans of 5.25% and varying rates for our international plans of between 1.75% and 5.25%. We anticipate using an expected return on plan assets of 7.75% for the U.S. Qualified Plan and varying rates for our international pension plans of between 2.75% and 7.50%. The net change in these assumptions from those used in fiscal 2005 will cause approximately a $6.5 million increase in pension expense in fiscal 2006. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other intangible assets principally consist of purchased royalty rights and trademarks. Goodwill and other intangible assets that have an indefinite life are not amortized.

On an annual basis, or sooner if certain events or circumstances warrant, we test goodwill and other intangible assets for impairment. To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management.

INCOME TAXES

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

As of June 30, 2005, we have current net deferred tax assets of $85.3 million and non-current net deferred tax liabilities of $68.1 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of approximately $5.1 million for deferred tax assets, which relates to foreign tax loss carryforwards not utilized to date, where management believes it is more likely than not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of earnings at that time.

We provide tax reserves for Federal, state, local and international exposures relating to audit results, tax planning initiatives and compliance responsibilities. The development of these reserves requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. Although the outcome of these tax audits is uncertain, in management's opinion adequate provisions for income taxes have been made for potential liabilities emanating from these reviews. If actual outcomes differ materially from these estimates, they could have a material impact on our results of operations.

DERIVATIVES

We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables and payables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof. For a discussion on the quantitative impact of market risks related to our derivative financial instruments, refer to *"Liquidity and Capital Resources—Market Risk."*

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2005, there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates, since the results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2005, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $4.5 million, operating expenses would have changed by approximately $0.7 million and the provision for income taxes would have increased or decreased by approximately $0.8 million. The collective impact of these changes on operating income, net earnings and net earnings per diluted common share would be an increase or decrease of approximately $5.2 million, $6.0 million and $0.03, respectively.

RESULTS OF OPERATIONS

We manufacture, market and sell skin care, makeup, fragrance and hair care products which are distributed in over 130 countries and territories. The following table is a comparative summary of operating results for fiscal 2005, 2004 and 2003 and reflects the basis of presentation described in Note 2 and Note 17 to the Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

In February 2004, we sold the assets and operations of our reporting unit that sold *jane* brand products. Based on an assessment of the tangible and intangible assets of this business, we determined that the carrying amount of these assets as then reflected on our consolidated balance sheets exceeded their estimated fair value. Accordingly, we recorded an after-tax charge to discontinued operations of $33.3 million for the fiscal year ended June 30, 2004. The charge represented the impairment of goodwill in the amount of $26.4 million, the reduction in value of other tangible assets of $2.1 million, net of tax, and the operating loss of $4.8 million, net of tax, for the fiscal year ended June 30, 2004. Included in that operating loss were additional costs associated with the sale and discontinuation of the business. All consolidated statement of earnings information for fiscal 2003 has been restated for comparative purposes, including restatement of the makeup product category and the Americas region data.

YEAR ENDED JUNE 30	**2005**	2004	2003
(In millions)			
NET SALES			
By Region:			
The Americas	**$3,382.2**	$3,148.8	$2,931.8
Europe, the Middle East & Africa	**2,118.6**	1,870.2	1,506.4
Asia/Pacific	**835.5**	771.4	657.8
	$6,336.3	$5,790.4	$5,096.0
By Product Category:			
Skin Care	**$2,352.1**	$2,140.1	$1,893.7
Makeup	**2,423.1**	2,148.3	1,887.8
Fragrance	**1,260.6**	1,221.1	1,059.6
Hair Care	**273.9**	249.4	228.9
Other	**26.6**	31.5	26.0
	$6,336.3	$5,790.4	$5,096.0
OPERATING INCOME			
By Region:			
The Americas	**$ 357.2**	$ 319.2	$ 255.3
Europe, the Middle East & Africa	**306.1**	274.4	227.7
Asia/Pacific	**57.3**	50.4	42.7
	720.6	644.0	525.7
Special Charges*	**—**	—	(22.0)
	$ 720.6	$ 644.0	$ 503.7
By Product Category:			
Skin Care	**$ 365.8**	$ 336.3	$ 273.2
Makeup	**294.9**	257.7	206.6
Fragrance	**35.8**	24.8	32.1
Hair Care	**22.8**	23.6	14.8
Other	**1.3**	1.6	(1.0)
	720.6	644.0	525.7
Special Charges*	**—**	—	(22.0)
	$ 720.6	$ 644.0	$ 503.7

*Refer to the following discussion in *"Fiscal 2004 as Compared with Fiscal 2003–Operating Expenses"* for further information regarding these charges.

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	2005	2004	2003
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**25.5**	25.5	26.0
Gross profit	**74.5**	74.5	74.0
Operating expenses:			
Selling, general and administrative	**63.1**	63.1	63.3
Special charges	**—**	—	0.4
Related party royalties	**—**	0.3	0.4
	63.1	63.4	64.1
Operating income	**11.4**	11.1	9.9
Interest expense, net	**0.2**	0.4	0.2
Earnings before income taxes, minority interest and discontinued operations	**11.2**	10.7	9.7
Provision for income taxes	**4.6**	4.0	3.2
Minority interest, net of tax	**(0.2)**	(0.2)	(0.1)
Net earnings from continuing operations	**6.4**	6.5	6.4
Discontinued operations, net of tax	**—**	(0.6)	(0.1)
Net earnings	**6.4%**	5.9%	6.3%

FISCAL 2005 AS COMPARED WITH FISCAL 2004

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, sampling and merchandising and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing and launching these new products influence our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

NET SALES

Net sales increased 9% or $545.9 million to $6,336.3 million reflecting growth in all major product categories, led by makeup and skin care, and growth in all geographic regions, led by Europe, the Middle East & Africa. Excluding the impact of foreign currency translation, net sales increased 7%.

Product Categories

Skin Care Net sales of skin care products increased 10% or $212.0 million to $2,352.1 million. Approximately $179 million of this sales increase was related to the introduction of Future Perfect Anti-Wrinkle Radiance Creme SPF 15 and launches in the Perfectionist and Re-Nutriv product lines by Estée Lauder, launches of Superdefense Triple Action Moisturizers SPF 25 and certain Repairwear products by Clinique, the introduction of certain American Beauty and Good Skin™ products and the recent launch of Modern Friction by Origins. On a combined basis, strong sales of products in Clinique's 3-Step Skin Care System and The Lifting Face Serum & The Lifting Intensifier by La Mer contributed approximately $29 million to the sales increase. Partially offsetting these increases was a decrease of approximately $52 million in sales of Perfectionist Correcting Serum for Lines/Wrinkles, Idealist Micro-D Deep Thermal Refinisher, and the White Light and LightSource lines of products by Estée Lauder. Excluding the impact of foreign currency translation, skin care net sales increased 7%.

Makeup Makeup net sales increased 13% or $274.8 million to $2,423.1 million. The growth included approximately $62 million of net sales from the launches of American Beauty and Flirt!, and higher sales of Bobbi Brown and Stila products, collectively. An increase of approximately $105 million was attributable to the recent launches of Superbalanced Compact Makeup SPF 20 and Colour Surge Eye Shadow from Clinique and Lash XL Maximum Length Mascara, Tender Blush, Pure Pops Brush-on Color and AeroMatte Ultralucent Pressed Powder by Estée Lauder. Also contributing to sales growth was approximately $70 million of increased sales from M·A·C's Small Eye Shadow, Studio Fix, Lustreglass and Pro Longwear Lipcolour. Partially offsetting these increases was a decrease of approximately $38 million in sales of the High Impact Mascara and High Impact Eye Shadow collections and the Glosswear line of products by Clinique as well as of Pure Color Lip Vinyl by Estée Lauder. Excluding the impact of foreign currency translation, makeup net sales increased 11%.

Fragrance Net sales of fragrance products increased 3% or $39.5 million to $1,260.6 million. The increase was due to approximately $188 million in sales generated by the fiscal 2005 launches of DKNY Be Delicious and DKNY Be Delicious Men, True Star from Tommy Hilfiger, Lauder Beyond Paradise Men from Estée Lauder, Happy To Be from Clinique and Donald Trump The Fragrance. Partially offsetting the new product sales were decreases in sales of approximately $92 million of Estée Lauder Beyond Paradise, Aramis Life and Clinique Simply, which were launched in the prior year, as well as decreases in sales of approximately $49 million of Tommy Jeans and Tommy from Tommy Hilfiger, certain other Aramis products and Lauder Intuition Men from Estée Lauder. Excluding the impact of foreign currency translation, fragrance net sales increased slightly. We expect the fragrance category to remain challenging in fiscal 2006.

Hair Care Hair care net sales increased 10% to $273.9 million. This increase amounting to $24.5 million was due to sales growth from Aveda and Bumble and bumble products. Aveda net sales increased as a result of sales of new professional color products and the introductions of Pure Abundance and Damage Remedy hair care products, while Bumble and bumble benefited from recent launches in its hair and scalp treatment line of products and the initial shipments of Crème de Coco shampoos and conditioners. Both of these brands also benefited from new points of distribution. Excluding the impact of foreign currency translation, hair care net sales increased 9%.

Geographic Regions

Net sales in the Americas increased 7% or $233.4 million to $3,382.2 million. This region experienced growth in all major categories which was fueled by the diversification in our product offerings as new products and brands mitigated challenges among certain core brands and successful prior year launches. In the United States, our makeup artist and hair care brands along with products from our Aramis and Designer Fragrances Division contributed approximately $147 million to the increase. In addition, higher net sales in Canada and the inclusion of BeautyBank products contributed approximately $78 million, collectively. The Americas region may be adversely impacted by the August 2005 merger of Federated Department Stores, Inc. and The May Department Stores Company.

In Europe, the Middle East & Africa, net sales increased 13% or $248.4 million to $2,118.6 million primarily due to higher net sales in the United Kingdom, our travel retail business, Spain, Portugal, South Africa and Greece of approximately $181 million, collectively. The increase in net sales included benefits from the effect of the weaker U.S. dollar as compared to various European currencies. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 7%.

Net sales in Asia/Pacific increased 8% or $64.1 million to $835.5 million. This increase reflected higher net sales of approximately $51 million in China, Hong Kong, Australia and Taiwan, partially offset by lower sales in Japan of approximately $3 million. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 4%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales was 25.5% and remained unchanged compared with the prior year. Favorable net changes in production and supply chain efforts of approximately 30 basis points, primarily driven by favorable material sourcing, were offset by the net change in the mix of our business within our geographic regions and product categories, as discussed above, which includes the impact of the BeautyBank brands. Changes in exchange rates compared with the prior year had a de minimis net impact on our cost of sales margin.

The higher price of oil is beginning to impact our cost of raw materials and componentry, however, we believe this will not have a material adverse effect on our cost of sales margin in the near future.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different from those of our existing brands.

OPERATING EXPENSES

Operating expenses as a percentage of net sales improved to 63.1% from 63.4% in the prior fiscal year. Our planned increase in advertising, merchandising and sampling over the prior year of approximately 50 basis points was offset in full by our ongoing cost containment efforts to maintain expenses in line with our business needs. We also realized a benefit of approximately 30 basis points from the elimination of royalty payments previously made to Mrs. Estée Lauder. In fiscal 2006, we will experience an increase in operating expenses due to the recognition of costs related to employee stock-based compensation as a result of the adoption of SFAS No. 123(R), "Share-Based Payment" (see *"Recently Issued Accounting Standards"*).

Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Based on the growth of net sales, our constant cost of sales margin and the improvement in our operating expense margin as previously discussed, operating income increased 12% or $76.6 million to $720.6 million as compared with the prior fiscal year. Operating margins were 11.4% of net sales in the current period as compared with 11.1% in the prior fiscal year.

Product Categories

Operating income increased 14% or $37.2 million in makeup and 9% or $29.5 million in skin care reflecting overall sales growth and sales of recently launched products. Operating results also increased 44% or $11.0 million in fragrance reflecting sales growth from new and recently launched products. While we experienced improved results in fiscal 2005 due to these new launches, the fragrance business continues to be challenging. Hair care operating results decreased 3% or $0.8 million reflecting an increase in operating expenses related to the growth of our business in the United States as well as the opening of new points of distribution in Korea and Japan, partially offset by increases in net sales as previously discussed. Hair care results were also adversely impacted in fiscal 2005 by the need to make alternative arrangements due to the bankruptcy of a third-party supplier. The situation was rectified during fiscal 2005.

Geographic Regions

Operating income in the Americas increased 12% or $38.0 million to $357.2 million, primarily due to higher net sales resulting from an overall improvement in the retail environment, strong product launches and growth from our newer brands. As noted above, we expect results in the Americas region to be adversely impacted by the August 2005 merger of Federated Department Stores, Inc. and The May Department Stores Company.

In Europe, the Middle East & Africa, operating income increased 12% or $31.7 million to $306.1 million primarily due to improved results from our travel retail business, Spain, the United Kingdom and Switzerland of approximately $34 million, collectively. Partially offsetting this improvement were lower results in France, which was negatively impacted by the consolidation of major retailers, and in Russia, where we converted our business from a distributor to a direct subsidiary, of approximately $5 million on a combined basis.

In Asia/Pacific, operating income increased 14% or $6.9 million to $57.3 million. This increase reflected improved results in Hong Kong, Taiwan, Thailand and Japan of approximately $11 million, collectively, partially offset by a decrease in operating income in Korea and China of approximately $6 million, combined. As China is an emerging market for us, we have invested, and plan to continue to invest, in new brand expansion and business opportunities. In addition, the Asia/Pacific region did not realize the benefits of spending behind new whitening products, which experienced a delay in launching during fiscal 2005.

INTEREST EXPENSE, NET

Net interest expense was $13.9 million as compared with $27.1 million in the prior year. The decrease in net interest expense was due primarily to a $16.5 million decrease in preferred stock dividends as a result of the redemption of $291.6 million aggregate principal amount of the 2015 Preferred Stock on June 10, 2004 and the reduction in the dividend rate on the remaining $68.4 million of the 2015 Preferred Stock. This improvement was partially offset by an increase in interest expense as a result of higher debt balances and, to a lesser extent, higher interest rates.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 2005 was 41.2% as compared with 37.7% in the prior year. The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions, the effect of repatriating foreign earnings and certain nondeductible expenses.

During the fourth quarter of fiscal 2005, we formulated a plan to repatriate approximately $690 million of foreign earnings in fiscal 2006, which includes $500 million of extraordinary intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). This action resulted in an aggregate tax charge of approximately $35 million in fiscal 2005, which included an incremental tax charge of approximately $28 million.

The increase in the effective income tax rate was attributable to the incremental tax charge resulting from the repatriation plan of approximately 390 basis points and an increase of approximately 120 basis points resulting from our foreign operations. These increases were partially offset by a reduction in the amount of nondeductible preferred stock dividends of approximately 100 basis points, a decrease in state and local income taxes of approximately 40 basis points and an increase in tax credits of approximately 20 basis points.

NET EARNINGS

Net earnings and diluted net earnings per common share increased approximately 19% and 20%, respectively. Net earnings as compared with the prior fiscal year improved $64.0 million to $406.1 million and diluted net earnings per common share improved to $1.78 from $1.48. Net earnings from continuing operations increased by $30.7 million or 8% and diluted net earnings per common share from continuing operations increased 10% to $1.78 from $1.62 in the prior fiscal year. The planned repatriation of foreign earnings in accordance with the AJCA, as discussed above, resulted in an incremental tax charge of approximately $28 million, or $0.12 per diluted common share. As noted above, net earnings in fiscal 2006 are expected to be adversely impacted by the adoption of SFAS No. 123(R), "Share-Based Payment." In addition, we expect results in the Americas region to be adversely impacted by the August 2005 merger of Federated Department Stores, Inc. and The May Department Stores Company.

FISCAL 2004 AS COMPARED WITH FISCAL 2003

NET SALES

Net sales increased 14% or $694.4 million to $5,790.4 million, reflecting growth in all product categories and all geographic regions led by double-digit growth in Europe, the Middle East & Africa and Asia/Pacific and the inclusion of a full year of net sales of the Darphin line of products, which was acquired during the fourth quarter of fiscal 2003. Net sales results in Europe, the Middle East & Africa and Asia/Pacific benefited from the weakening of the U.S. dollar. Excluding the impact of foreign currency translation, net sales increased 9%.

Product Categories

Skin Care Net sales of skin care products increased 13% or $246.4 million to $2,140.1 million. Approximately $60 million of this increase was attributable to the new launches of Hydra Complete Multi-Level Moisture Cream and Idealist Micro-D Deep Thermal Refinisher by Estée Lauder and Pore Minimizer by Clinique. Additionally, growth of approximately $134 million was due to strong sales of Clinique's 3-Step Skin Care System and the Repairwear line of products from Clinique, Re-Nutriv Intensive Lift Serum and Re-Nutriv Intensive Eye Crème by Estée Lauder and the inclusion of a full year of net sales of the Darphin line of products, which are primarily skin care. Partially offsetting these increases were approximately $34 million of lower net sales of certain existing products such as Advanced Stop Signs by Clinique and White Light and LightSource product lines by Estée Lauder. Excluding the impact of foreign currency translation, skin care net sales increased 8%.

Makeup Makeup net sales increased 14% or $260.5 million to $2,148.3 million, in part, due to net sales increases of our M·A·C and Bobbi Brown makeup artist lines of approximately $122 million, collectively. The increase in net sales also reflected approximately $79 million from the fiscal 2004 launches of Ideal Matte Refinishing Makeup SPF 8 and Electric Intense LipCreme by Estée Lauder and Perfectly Real Makeup and Colour Surge Bare Brilliance by Clinique. Also contributing to net sales growth were strong sales of approximately $53 million of High Impact Mascara, High Impact Eye Shadow and Skin Clarifying Makeup by Clinique, as well as Pure Color Lip Vinyl and Artist's Lip and Eye Pencils from Estée Lauder. Partially offsetting these increases were approximately $30 million of lower net sales of certain existing products such as So Ingenious Multi-Dimension Liquid Makeup and Pure Color Lipstick from Estée Lauder and Moisture Surge Lipstick from Clinique. Excluding the impact of foreign currency translation, makeup net sales increased 10%.

Fragrance Net sales of fragrance products increased 15% or $161.5 million to $1,221.1 million, primarily attributable to the fiscal 2004 launches of Estée Lauder Beyond Paradise, Aramis Life, Clinique Simply and the Tommy Jeans collection, which together contributed approximately $194 million to the growth. These product launches primarily contributed to increased fragrance net sales outside the United States and are inclusive of improved results from our travel retail business. These net sales increases were partially offset by lower net sales of Estée Lauder *pleasures*, Intuition and Beautiful, certain Tommy Hilfiger products and Clinique Happy of approximately $90 million, collectively. Excluding the impact of foreign currency translation, fragrance net sales increased 10%.

Hair Care Hair care net sales increased 9% or $20.5 million to $249.4 million. This increase resulted from sales growth from Aveda and Bumble and bumble products due to an increase in sales at existing salons and spas, new salon and spa openings and the success of new and existing products. Aveda net sales also increased as a result of the opening of new Company-owned Aveda Experience Centers. Partially offsetting the increase were lower net sales of Clinique's Simple Hair Care System. Excluding the impact of foreign currency translation, hair care net sales increased 7%.

The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Geographic Regions

Net sales in the Americas increased 7% or $217.0 million to $3,148.8 million, primarily reflecting growth from our newer brands, the success of newly launched products and increases from most of our freestanding retail stores, all of which reflected the strengthening retail environment.

In Europe, the Middle East & Africa, net sales increased 24% or $363.8 million to $1,870.2 million. About $272 million was due to higher net sales from our travel retail business, the United Kingdom, Spain, Greece and South Africa, as well as the inclusion of a full year of net sales of the Darphin line of products. The increase includes the favorable effects of foreign currency exchange rates to the U.S. dollar. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 14%.

Net sales in Asia/Pacific increased 17% or $113.6 million to $771.4 million, primarily due to higher net sales of approximately $83 million in Japan, Australia, Taiwan, China and Thailand. Excluding the impact of foreign currency translation, net sales in Asia/Pacific increased 9%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales improved to 25.5% from 26.0% reflecting production and supply chain efficiencies of approximately 70 basis points and lower costs from promotional activities of approximately 60 basis points. Partially offsetting these improvements were changes in exchange rates of approximately 40 basis points and costs related to inventory obsolescence and reconditioning and re-handling of goods of approximately 20 basis points. Also offsetting these improvements were costs associated with higher travel retail sales, which contributed approximately 10 basis points. Travel retail has a higher cost of goods sold percentage because of its higher mix of fragrance sales coupled with its margin structure.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different than our existing brands.

OPERATING EXPENSES

Our fiscal 2003 results, as reported in conformity with U.S. generally accepted accounting principles ("GAAP"), included an adjustment for a special pre-tax charge of $22.0 million, or $13.5 million after tax, equal to $.06 per diluted common share, in connection with the proposed settlement of a class action lawsuit brought against us and a number of other defendants. The amount of the charge in this case is significantly larger than similar charges we have incurred individually or in the aggregate for legal proceedings in any prior year, and, at that time, we did not expect to take a charge of a similar magnitude for a single matter like it in the near future. In the following discussions, we include the results as reported and the non-GAAP results. We have presented the non-GAAP results because of the special nature of the charge, which affects comparability from period to period. We believe that such measures provide investors with a view of our ongoing business trends and results of continuing operations. This is consistent with the approach used by management in its evaluation and monitoring of such trends and results and provides investors with a base for evaluating future periods. There were no events or transactions subsequent to fiscal 2003 for which we believe such a discussion would be relevant.

In fiscal 2003, operating expenses and operating income in accordance with GAAP were $3,267.9 million or 64.1% of net sales and $503.7 million or 9.9% of net sales, respectively. Before the charge (non-GAAP results) operating expenses would have been $3,245.9 million or 63.7% of net sales and operating income would have been $525.7 million or 10.3% of net sales.

While we consider the non-GAAP financial measures useful in analyzing our results, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with GAAP.

Fiscal 2004 operating expenses decreased to 63.4% of net sales as compared with 64.1% of net sales in fiscal 2003. Before considering the effect of the special charge, operating expenses as a percentage of net sales decreased 30 basis points from 63.7% in fiscal 2003. Operating expenses as a percentage of net sales decreased approximately 100 basis points primarily due to the higher growth rate in net sales, particularly in the travel retail business, as well as our ongoing cost containment efforts to maintain expenses in line with our business needs, partially offset by operating expenses related to BeautyBank, the higher operating costs associated with newly acquired brands and expenses related to compliance with new regulatory requirements (such as those arising under the Sarbanes-Oxley Act of 2002). Partially offsetting the net favorability in fiscal 2004 were higher levels of advertising, merchandising and sampling expenses incurred to support new and recently launched products of approximately 70 basis points.

Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

Under agreements covering our purchase of trademarks for a percentage of related sales, royalty payments totaling $18.8 million and $20.3 million in fiscal 2004 and 2003, respectively, have been charged to expense. Such payments were made to Mrs. Estée Lauder until her death on April 24, 2004, after which time the final payments ceased to accrue and were made to a trust. This event resulted in a reduction of operating expenses in fiscal 2004 of $3.7 million, or $2.2 million after tax. We realized a benefit from the elimination of these royalty payments in fiscal 2005.

OPERATING RESULTS

Operating income increased 28% or $140.3 million to $644.0 million. Operating margins were 11.1% of net sales in fiscal 2004 as compared with 9.9% in fiscal 2003. Absent the special charge, operating income increased 23% or $118.3 million and operating margins increased 80 basis points from fiscal 2003. These increases in operating income and operating margin reflect sales growth, improvements in the components of cost of sales and a reduction in operating expenses as a percentage of net sales.

Net earnings and diluted net earnings per common share increased approximately 7% and 17%, respectively. Net earnings improved $22.3 million to $342.1 million and diluted net earnings per common share increased by 17% from $1.26 to $1.48. Net earnings from continuing operations increased by $49.8 million or 15% and diluted net earnings per common share from continuing operations increased 26% to $1.62 from $1.29 in the prior year. Absent the special charge, net earnings from continuing operations increased by $36.3 million or 11% and diluted net earnings per common share from continuing operations increased 21% from $1.35.

The following discussions of Operating Results by *Product Categories* and *Geographic Regions* exclude the impact of the fiscal 2003 special charge. We believe the following analysis of operating income better reflects the manner in which we conduct and view our business.

Product Categories

Operating income increased 23% to $336.3 million in skin care, 25% to $257.7 million in makeup and 59% to $23.6 million in hair care reflecting overall sales growth and new product launches. Operating income decreased 23% to $24.8 million in fragrance reflecting the softness in that product category in the United States as well as increased support spending related to new product launch activities.

Geographic Regions

Operating income in the Americas increased 25% or $63.9 million to $319.2 million due to sales growth resulting from an improved retail environment, strong product launches and growth from newer brands. In Europe, the Middle East & Africa, operating income increased 21% or $46.7 million to $274.4 million primarily due to significantly improved results from our travel retail business, improved operating results in the United Kingdom and Spain as well as the addition of a full year of results of the Darphin line of products, all of which contributed approximately $71 million to the increase. Partially offsetting these increases were approximately $26 million of lower gains on foreign exchange transactions and lower results in Switzerland and Italy due to difficult market conditions, collectively. In Asia/Pacific, operating income increased 18% or $7.7 million to $50.4 million. This increase reflected improved results in Taiwan, Hong Kong and Thailand, partially offset by lower results in Korea, of approximately $7 million, combined.

INTEREST EXPENSE, NET

Net interest expense was $27.1 million as compared with $8.1 million in fiscal 2003. The increase in net interest expense was due to the inclusion of the dividends on redeemable preferred stock of $17.4 million as interest expense in fiscal 2004. This change in reporting resulted from a change in accounting standards which prohibited us from restating fiscal 2003 results. To a lesser extent, interest expense was also affected by higher average net borrowings and a marginally higher effective interest rate on our debt portfolio.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 2004 was 37.7% as compared with 32.9% in fiscal 2003. These rates differ from statutory rates, reflecting the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The increase in the effective income tax rate was attributable to the inclusion of the dividends on redeemable preferred stock as interest expense, which are not deductible for income tax purposes (approximately 100 basis points), the mix of global earnings (approximately 150 basis points) and, to a lesser extent, the timing of certain tax planning initiatives. The fiscal 2003 rate included benefits derived from certain favorable tax negotiations (approximately 230 basis points).

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds historically have been cash flows from operations and borrowings under commercial paper, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2005, we had cash and cash equivalents of $553.3 million compared with $611.6 million at June 30, 2004.

At June 30, 2005, our outstanding borrowings of $714.7 million included: (i) $246.3 million of 6% Senior Notes due January 2012 consisting of $250.0 million principal, unamortized debt discount of $0.8 million and a $2.9 million adjustment to reflect the fair value of an outstanding interest rate swap; (ii) $197.4 million of 5.75% Senior Notes due October 2033 consisting of $200.0 million principal and unamortized debt discount of $2.6 million; (iii) $68.4 million of 2015 Preferred Stock, which shares have been put to us and we intend to redeem them on October 26, 2005; (iv) a 3.0 billion yen term loan (approximately $27.2 million at the exchange rate at June 30, 2005), which is due in March 2006; (v) a 1.8 million Euro note (approximately $2.2 million at the exchange rate at June 30, 2005) payable semi-annually through February 2008 at a variable interest rate; (vi) $9.0 million of capital lease obligations; (vii) $148.0 million of outstanding short-term commercial paper payable through July 2005 at an average interest rate of 3.08%; and (viii) $16.2 million of other short-term borrowings.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. Our commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. Our long-term credit ratings are A+ with a stable outlook by Standard & Poor's and A1 with a stable outlook by Moody's. At June 30, 2005, we had $148.0 million of commercial paper outstanding, which is being refinanced on a periodic basis as it matures at then prevailing market interest rates. We also have an effective shelf registration statement covering the potential issuance of up to an additional $300.0 million in debt securities and $168.5 million in additional uncommitted credit facilities, of which $16.2 million was used as of June 30, 2005.

Effective May 27, 2005, we entered into a five-year $600.0 million senior revolving credit facility, expiring on May 27, 2010. The new facility replaced our prior, unused $400.0 million revolving credit facility, which was effective since June 28, 2001. The new revolving credit facility may be used for general corporate purposes, including financing working capital, and also as credit support for our commercial paper program. Up to the equivalent of $250 million of the facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or 1/2% plus the Federal funds rate. We incurred debt issuance costs of $0.3 million which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on our current credit ratings. As of June 30, 2005, this facility was unused, and we were in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens.

On June 28, 2005, we received a notice of exercise of the put right from the holder of the remaining $68.4 million of the 2015 Preferred Stock, which requires us to purchase the preferred stock, plus any cumulative and unpaid dividends thereon, on or before October 26, 2005. We plan to purchase the preferred stock on that date and to pay the anticipated dividends from July 1, 2005 through that date of $0.5 million at a rate based on the after-tax yield on six-month U.S. Treasuries of 2.10%, which was reset on July 1, 2005.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that our needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under the revolving credit facility.

Total debt as a percent of total capitalization was 30% at June 30, 2005 as compared with 24% at June 30, 2004. This increase primarily reflected the issuance of short-term commercial paper in the fourth quarter of fiscal 2005.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher selling prices or increase selling prices sufficiently to offset cost increases, which have been moderate.

We believe that our cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations and capital expenditures on both a near-term and long-term basis.

Cash Flows

Net cash provided by operating activities was $479.2 million in fiscal 2005 as compared with $675.4 million in fiscal 2004 and $558.6 million in fiscal 2003. The net decrease in operating cash flows for fiscal 2005 as compared with fiscal 2004 reflected changes in certain working capital accounts, partially offset by decreases in net deferred taxes and an increase in net earnings from continuing operations. The change in other accrued liabilities primarily reflected the payment of significant deferred compensation and supplemental payments made to retired executives in fiscal 2005. Accounts receivable increased as a result of sales growth in the current fiscal year, reflecting growth in international markets and customers which generally carry longer payment terms. The timing of payments from certain domestic customers as well as shipments that occurred later in the period also contributed to increased accounts receivable. The increase in inventory was primarily due to actual and anticipated sales levels, the building of safety stock in our new distribution center in Europe, and, to a lesser extent, the inclusion of new points of distribution such as Kohl's Department Stores for our BeautyBank brands and new affiliate activities. The shift in cash activities related to accounts payable reflected the timing of disbursements year-over-year as well as the initiation of a vendor-managed inventory program. Net deferred taxes decreased primarily as a result of the anticipated repatriation of foreign earnings in fiscal 2006 as a result of the AJCA and the realization of the tax benefits related to payments made to retired executives. The improvement in net operating cash flows for fiscal 2004 as compared with fiscal 2003 reflected increased net earnings from continuing operations and an increase in accrued costs. Changes in operating assets and liabilities reflected partially offsetting increases in accounts payable and inventory in anticipation of product launches in fiscal 2005, higher accounts receivable in line with sales growth, and changes in other assets and accrued liabilities that reflect receipts and accruals from employee compensation and benefit related transactions as well as selling, advertising and merchandising activities.

Net cash used for investing activities was $237.0 million in fiscal 2005, compared with $213.6 million in fiscal 2004 and $198.0 million in fiscal 2003. Net cash used in investing activities in fiscal 2005 and 2004 primarily related to capital expenditures. Net cash used in investing activities during fiscal 2003 primarily related to capital expenditures and the acquisition of Darphin and certain Aveda distributors. In fiscal 2006, we expect to make a payment of approximately $38 million to satisfy an earn-out provision related to our acquisition of Jo Malone Limited in October 1999, which payment may be satisfied by the issuance of a note to the seller.

Capital expenditures amounted to $229.6 million, $212.1 million and $168.6 million in fiscal 2005, 2004 and 2003, respectively. Incremental spending in fiscal 2005 primarily reflected the beginning of a company-wide initiative to upgrade our information systems as well as the investment in leasehold improvements in our corporate offices. We plan to continue to invest in the upgrade of our information systems in fiscal 2006 and beyond. Capital expenditures in fiscal 2004 and 2003 primarily reflected the continued upgrade of manufacturing equipment, dies and molds, new store openings, store improvements, counter construction and information technology enhancements. The lower level of capital expenditures in fiscal 2003 reflected tight control on our spending in light of then-prevailing economic conditions.

Cash used for financing activities was $300.4 million, $216.0 million and $555.0 million in fiscal 2005, 2004 and 2003, respectively. The net cash used for financing activities in fiscal 2005 primarily reflected common stock repurchases and dividend payments, partially offset by the issuance of short-term commercial paper to fund working capital needs and the receipt of proceeds from employee stock option transactions. The net cash used for financing activities in fiscal 2004 primarily related to the redemption of $291.6 million aggregate principal amount of the 2015 Preferred Stock, common stock repurchases and dividend payments partially offset by proceeds from the issuance of the 5.75% Senior Notes and from employee stock option transactions. Net cash used for financing during fiscal 2003 primarily related to common stock repurchases, the repayment of long-term debt and dividend payments.

Dividends

On November 3, 2004, the Board of Directors declared an annual dividend of $.40 per share on our Class A and Class B Common Stock, which was paid on December 28, 2004 to stockholders of record at the close of business on December 10, 2004. Common stock dividends paid in fiscal 2005, 2004 and 2003 were $90.1 million, $68.5 million and $58.3 million, respectively. Dividends paid on the preferred stock were $0.9 million, $17.4 million and $23.4 million for the years ended June 30, 2005, 2004 and 2003, respectively. The decrease in preferred stock dividends in fiscal 2005 and 2004 primarily reflected the redemption of $291.6 million aggregate principal amount of 2015 Preferred Stock on June 10, 2004 and the reduction in the dividend rate on the remaining $68.4 million of the 2015 Preferred Stock. The cumulative redeemable preferred stock dividends have been characterized as interest expense in the accompanying consolidated statements of earnings for the fiscal years ended June 30, 2005 and 2004.

Pension Plan Funding and Expense

We maintain pension plans covering substantially all of our full-time employees for our U.S. operations and a majority of our international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In the United States, we maintain a trust-based, noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan"). Additionally, we have an unfunded, nonqualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations. Our international pension plans are comprised of defined benefit and defined contribution plans.

Several factors influence our annual funding requirements. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in *"Critical Accounting Polices and Estimates")*. The effect on operating results in the future of pension plan funding will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

For fiscal 2005 and 2004, there was no minimum contribution to the U.S. Qualified Plan required by ERISA. However, at management's discretion, we made cash contributions to the U.S. Qualified Plan of $2.0 million and $33.0 million during fiscal 2005 and 2004, respectively. During fiscal 2006, we do not expect to make any cash contributions to the U.S. Qualified Plan.

For fiscal 2005 and 2004, we made benefit payments under our non-qualified domestic noncontributory pension plan of $5.0 million and $2.5 million, respectively. We expect to make benefit payments under this plan during fiscal 2006 of $9.5 million. For fiscal 2005 and 2004, we made cash contributions to our international pension plans of $29.2 million and $22.9 million, respectively. We expect to make contributions under these plans during fiscal 2006 of $19.9 million.

In addition, at June 30, 2005 and 2004, we recognized a liability on our balance sheet for each pension plan if the fair market value of the assets of that plan was less than the accumulated benefit obligation and, accordingly, a benefit or a charge was recorded in accumulated other comprehensive income (loss) in shareholders' equity for the change in such liability. During fiscal 2005, we recorded a charge, net of deferred tax, of $11.4 million while in fiscal 2004, we recorded a benefit, net of deferred tax, of $16.0 million to accumulated other comprehensive income (loss).

Commitments and Contingencies

On June 28, 2005, we received a notice of exercise of the put right from the holder of the remaining $68.4 million of the 2015 Preferred Stock, which requires us to purchase the preferred stock, plus any cumulative and unpaid dividends thereon, on or before October 26, 2005. We intend to purchase the preferred stock on that date and pay the anticipated dividends from July 1, 2005 through that date of $0.5 million at a rate based on the after-tax yield on six-month U.S. Treasuries of 2.10%, which was reset on July 1, 2005.

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. The payments typically are made after a certain period of time and our next earn-out payment will be made in fiscal 2006. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies, refer to *"Item 3. Legal Proceedings."*

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2005:

		Payments Due in Fiscal					
	Total	2006	2007	2008	2009	2010	Thereafter
(In millions)							
Debt service[1]	$1,132.1	$ 291.6	$ 28.9	$ 27.5	$ 27.0	$ 26.1	$ 731.0
Operating lease commitments[2]	1,137.4	149.3	134.2	117.5	102.5	90.7	543.2
Unconditional purchase obligations[3]	1,661.4	849.0	234.0	201.0	104.4	62.0	211.0
Total contractual obligations	$3,930.9	$1,289.9	$397.1	$346.0	$233.9	$178.8	$1,485.2

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Refer to Note 8 of Notes to Consolidated Financial Statements.

(2) Refer to Note 14 of Notes to Consolidated Financial Statements.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other postretirement benefit obligations and commitments pursuant to executive compensation arrangements. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2005, without consideration for potential renewal periods.

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts and foreign currency options to reduce the effects of fluctuating foreign currency exchange rates. We also enter into interest rate derivative contracts to manage the effects of fluctuating interest rates. We categorize these instruments as entered into for purposes other than trading.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, then we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into forward exchange contracts to hedge anticipated transactions as well as receivables and payables denominated in foreign currencies for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our costs and on the cash flows that we receive from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. We also enter into foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The forward exchange contracts and foreign currency options entered into to hedge anticipated transactions have been designated as cash-flow hedges. As of June 30, 2005, these cash-flow hedges were highly effective, in all material respects.

As a matter of policy, we only enter into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. We do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of default under these hedging contracts is remote and in any event would not be material to the consolidated financial results. The contracts have varying maturities through the end of June 2006. Costs associated with entering into such contracts have not been material to our consolidated financial results. We do not utilize derivative financial instruments for trading or speculative purposes. At June 30, 2005, we had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $667.5 million and $120.9 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($128.6 million), British pound ($127.6 million), Euro ($123.3 million), Canadian dollar ($78.1 million), Australian dollar ($43.3 million), Japanese yen ($31.6 million) and South Korean won ($27.6 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Japanese yen ($33.6 million), South Korean won ($26.3 million), Euro ($21.5 million) and Swiss franc ($20.3 million).

Interest Rate Risk Management

We enter into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on our funded and unfunded indebtedness for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

We have an interest rate swap agreement with a notional amount of $250.0 million to effectively convert fixed interest on the existing $250.0 million 6% Senior Notes to variable interest rates based on six-month LIBOR. We designated the swap as a fair-value hedge. As of June 30, 2005, the fair-value hedge was highly effective, in all material respects.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The measured value-at-risk, calculated as an average, for the twelve months ended June 30, 2005 related to our foreign exchange contracts and our interest rate contracts was $6.8 million and $11.2 million, respectively. The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements." This Issue addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This Issue shall be applied to leasehold improvements that are purchased or acquired in reporting periods after June 29, 2005 and we do not expect this Issue to have a material impact on our consolidated financial statements.

In June 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 143-1, "Accounting for Electronic Equipment Waste Obligations," to address the accounting for electronic equipment waste obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "Directive") adopted by the European Union ("EU"). The Directive effectively obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment, as defined in the Directive. Commercial users of electronic equipment should apply the provisions of SFAS No. 143, "Accounting for Asset

Retirement Obligations" ("SFAS No. 143"), and the related FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," to the obligation associated with historical waste, since this type of obligation is an asset retirement obligation. The initial recognition of an asset-retirement-cost liability shall be recorded as an equal and offsetting increase in the carrying amount of the related asset. Subsequent adjustments to the initial measurement of the asset and liability shall also be made in accordance with the provisions of SFAS No. 143. The guidance in this FSP shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. We are currently evaluating the impact this FSP will have on our consolidated financial statements, if any.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," ("SFAS No. 154") which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt this statement as required, and we do not believe the adoption will have a material effect on our consolidated financial statements.

On December 21, 2004, the FASB issued FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP No. 109-1"), and FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP No. 109-2"). These staff positions provide accounting guidance on how companies should account for the effects of the AJCA that was signed into law on October 22, 2004.

FSP No. 109-1 states that the tax relief (special tax deduction for domestic manufacturing) from this legislation should be accounted for as a "special deduction" instead of a tax rate reduction. The special deduction for domestic manufacturing becomes effective for us in the first quarter of fiscal 2006. We believe this legislation and the provisions of FSP No. 109-1 will not have a significant impact on our effective tax rate.

FSP No. 109-2 gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. During the fourth quarter of fiscal 2005, we formulated a plan to repatriate approximately $690 million of foreign earnings in fiscal 2006, which includes $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million, which included an incremental tax charge of approximately $28 million in fiscal 2005. The overall effective rate for income taxes increased from 37.7% for fiscal 2004 to 41.2% for fiscal 2005 primarily as a result of the repatriation plan.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of the award. SFAS No. 123(R) will be effective for our first quarter of fiscal 2006. While we currently provide the pro forma disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," on a quarterly basis (see Note 2 of Notes to Consolidated Financial Statements—Stock-Based Compensation), we are currently evaluating the impact this statement will have on our consolidated financial statements. In March 2005, Staff Accounting Bulletin No. 107 ("SAB No. 107") was issued to provide guidance from the Securities and Exchange Commission to simplify some of the implementation challenges of SFAS No. 123(R) as this statement relates to the valuation of share-based payment arrangements for public companies. We will apply the principles of SAB No. 107 in connection with our adoption of SFAS No. 123(R).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. This statement also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. We believe the adoption of this statement will not have a material impact on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors and ownership of competitors by our customers that are retailers;

(4) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(5) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(6) changes in the laws, regulations and policies that affect, or will affect, our business, including changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(7) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(8) changes in global or local conditions, including those due to natural or man-made disasters or energy costs, that could affect consumer purchasing, the willingness of consumers to travel, the financial strength of our customers or suppliers, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(9) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (i.e., focus factories);

(10) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our other facilities;

(11) changes in product mix to products which are less profitable;

(12) our ability to acquire or develop new information and distribution technologies, on a timely basis and within our cost estimates;

(13) our ability to capitalize on opportunities for improved efficiency, such as globalization, and to integrate acquired businesses and realize value therefrom;

(14) consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation; and

(15) the impact of repatriating certain of our foreign earnings to the United States in connection with The American Jobs Creation Act of 2004.

We assume no responsibility to update forward-looking statements made herein or otherwise.

JUNE 30 (In millions, except share data)	2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 553.3	$ 611.6
Accounts receivable, net	776.6	664.9
Inventory and promotional merchandise, net	768.3	653.5
Prepaid expenses and other current assets	204.4	269.2
Total current assets	2,302.6	2,199.2
Property, Plant and Equipment, net	694.2	647.0
Other Assets		
Investments, at cost or market value	12.3	12.6
Goodwill, net	720.6	672.3
Other intangible assets, net	71.8	71.9
Other assets, net	84.3	105.1
Total other assets	889.0	861.9
Total assets	$3,885.8	$3,708.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 263.6	$ 73.8
Accounts payable	249.4	267.3
Accrued income taxes	109.9	109.4
Other accrued liabilities	874.8	871.5
Total current liabilities	1,497.7	1,322.0
Noncurrent Liabilities		
Long-term debt	451.1	461.5
Other noncurrent liabilities	228.4	175.6
Total noncurrent liabilities	679.5	637.1
Commitments and Contingencies (see Note 14)		
Minority interest	15.8	15.5
Stockholders' Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 159,837,545 at June 30, 2005 and 150,969,807 at June 30, 2004; 240,000,000 shares Class B authorized; shares issued and outstanding: 87,640,901 at June 30, 2005 and 93,012,901 at June 30, 2004	2.5	2.4
Paid-in capital	465.2	382.3
Retained earnings	2,203.2	1,887.2
Accumulated other comprehensive income	9.4	10.5
	2,680.3	2,282.4
Less: Treasury stock, at cost; 27,174,160 Class A shares at June 30, 2005 and 16,455,660 Class A shares at June 30, 2004	(987.5)	(548.9)
Total stockholders' equity	1,692.8	1,733.5
Total liabilities and stockholders' equity	$3,885.8	$3,708.1

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED JUNE 30 (In millions)	2005	2004	2003
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	$ 2.4	$ 2.4	$ 2.4
Stock compensation programs	0.1	—	—
Common stock, end of year	2.5	2.4	2.4
Paid-in capital, beginning of year	382.3	293.7	268.8
Stock compensation programs	82.9	88.6	24.9
Paid-in capital, end of year	465.2	382.3	293.7
Retained earnings, beginning of year	1,887.2	1,613.6	1,363.7
Preferred stock dividends	—	—	(23.4)
Common stock dividends	(90.1)	(68.5)	(46.5)
Net earnings for the year	406.1	342.1	319.8
Retained earnings, end of year	2,203.2	1,887.2	1,613.6
Accumulated other comprehensive income (loss), beginning of year	10.5	(53.1)	(92.5)
Other comprehensive income (loss)	(1.1)	63.6	39.4
Accumulated other comprehensive income (loss), end of year	9.4	10.5	(53.1)
Treasury stock, beginning of year	(548.9)	(433.0)	(80.5)
Acquisition of treasury stock	(438.6)	(115.9)	(352.5)
Treasury stock, end of year	(987.5)	(548.9)	(433.0)
Total stockholders' equity	$1,692.8	$1,733.5	$1,423.6
COMPREHENSIVE INCOME			
Net earnings	$ 406.1	$ 342.1	$ 319.8
Other comprehensive income (loss):			
Net unrealized investment gains (losses)	0.3	(0.6)	0.8
Net derivative instrument gains	1.8	11.7	7.6
Net minimum pension liability adjustments	(11.4)	16.0	(20.3)
Translation adjustments	8.2	36.5	51.3
Other comprehensive income (loss)	(1.1)	63.6	39.4
Total comprehensive income	$ 405.0	$ 405.7	$ 359.2

See notes to consolidated financial statements.

YEAR ENDED JUNE 30	2005	2004	2003
(In millions)			
Cash Flows from Operating Activities			
Net earnings	$ 406.1	$ 342.1	$ 319.8
Adjustments to reconcile net earnings to net cash flows provided by operating activities from continuing operations:			
Depreciation and amortization	196.7	191.7	174.8
Deferred income taxes	104.9	18.3	36.5
Minority interest	9.3	8.9	6.7
Non-cash stock compensation	(1.2)	7.9	1.5
Loss on disposal of fixed assets	9.8	5.6	5.5
Discontinued operations	—	33.3	—
Other non-cash items	1.1	0.8	0.9
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	(106.6)	(18.4)	38.6
Increase in inventory and promotional merchandise, net	(105.1)	(45.7)	(15.7)
Decrease (increase) in other assets	6.0	16.2	(15.3)
Increase (decrease) in accounts payable	(23.9)	29.8	(8.4)
Increase in accrued income taxes	21.0	17.3	5.4
Increase (decrease) in other accrued liabilities	(47.5)	75.5	52.7
Increase (decrease) in other noncurrent liabilities	8.6	(7.9)	(44.4)
Net cash flows provided by operating activities of continuing operations	479.2	675.4	558.6
Cash Flows from Investing Activities			
Capital expenditures	(229.6)	(212.1)	(168.6)
Acquisition of businesses, net of acquired cash	(7.1)	(4.4)	(50.4)
Proceeds from divestitures	—	3.0	—
Proceeds from disposition of long-term investments	—	—	21.0
Purchases of long-term investments	(0.3)	(0.1)	—
Net cash flows used for investing activities of continuing operations	(237.0)	(213.6)	(198.0)
Cash Flows from Financing Activities			
Increase (decrease) in short-term debt, net	158.6	(2.0)	2.9
Proceeds from issuance of long-term debt, net	—	195.5	—
Proceeds from the net settlement of treasury lock agreements	—	15.0	—
Repayments and redemptions of long-term debt	(2.5)	(293.7)	(135.8)
Net proceeds from employee stock transactions	80.6	61.4	16.7
Payments to acquire treasury stock	(438.6)	(115.9)	(352.5)
Dividends paid to stockholders	(90.1)	(68.5)	(81.7)
Distributions made to minority holders of consolidated subsidiaries	(8.4)	(7.8)	(4.6)
Net cash flows used for financing activities of continuing operations	(300.4)	(216.0)	(555.0)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1.0	4.2	11.6
Cash flows used for discontinued operations	(1.1)	(2.5)	—
Net Increase (Decrease) in Cash and Cash Equivalents	(58.3)	247.5	(182.8)
Cash and Cash Equivalents at Beginning of Year	611.6	364.1	546.9
Cash and Cash Equivalents at End of Year	$ 553.3	$ 611.6	$ 364.1
Supplemental disclosures of cash flow information (see Note 16)			
Cash paid during the year for:			
Interest	$ 23.1	$ 35.9	$ 17.7
Income Taxes	$ 164.4	$ 193.1	$ 134.7

See notes to consolidated financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under the following brand names: Estée Lauder, Clinique, Aramis, Prescriptives, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Stila, Jo Malone, Bumble and bumble, Darphin, Rodan + Fields, American Beauty, Flirt!, Good Skin™, Donald Trump The Fragrance and Grassroots. The Estée Lauder Companies Inc. is also the global licensee of the Tommy Hilfiger, Donna Karan and Michael Kors brand names for fragrances and cosmetics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company") as continuing operations, with the exception of the operating results of its reporting unit that sold *jane* brand products, which have been reflected as discontinued operations for fiscal 2004 and 2003 (see Note 4). All significant intercompany balances and transactions have been eliminated.

Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation for comparative purposes.

Net Earnings Per Common Share

For the years ended June 30, 2005 and 2004, net earnings per common share ("basic EPS") is computed by dividing net earnings, which includes preferred stock dividends, by the weighted average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). For the year ended June 30, 2003, basic EPS is computed by dividing net earnings, after deducting preferred stock dividends on the Company's $6.50 Cumulative Redeemable Preferred Stock (which was outstanding during such fiscal year and exchanged for the 2015 Preferred Stock in fiscal 2004), by the weighted average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from the exercise of stock options.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	2005	2004	2003
(In millions, except per share data)			
Numerator:			
Net earnings from continuing operations	$406.1	$375.4	$325.6
Preferred stock dividends	—	—	(23.4)
Net earnings attributable to common stock from continuing operations	406.1	375.4	302.2
Discontinued operations, net of tax	—	(33.3)	(5.8)
Net earnings attributable to common stock	$406.1	$342.1	$296.4
Denominator:			
Weighted average common shares outstanding – Basic	225.3	228.2	232.6
Effect of dilutive securities: Stock options	3.3	3.4	2.1
Weighted average common shares outstanding – Diluted	228.6	231.6	234.7
Basic net earnings per common share:			
Net earnings from continuing operations	$ 1.80	$ 1.65	$ 1.30
Discontinued operations, net of tax	—	(.15)	(.03)
Net earnings	$ 1.80	$ 1.50	$ 1.27
Diluted net earnings per common share:			
Net earnings from continuing operations	$ 1.78	$ 1.62	$ 1.29
Discontinued operations, net of tax	—	(.14)	(.03)
Net earnings	$ 1.78	$ 1.48	$ 1.26

As of June 30, 2005, 2004 and 2003, options to purchase 12.5 million, 6.6 million and 13.6 million shares, respectively, of Class A Common Stock were not included in the computation of diluted EPS because the exercise prices of those options were greater than the average market price of the common stock and their inclusion would be antidilutive. The options were still outstanding at the end of the applicable periods.

Cash and Cash Equivalents

Cash and cash equivalents include $332.9 million and $187.2 million of short-term time deposits at June 30, 2005 and 2004, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions of $28.9 million and $30.1 million as of June 30, 2005 and 2004, respectively.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income. Such adjustments amounted to $8.2 million, $36.5 million and $51.3 million of unrealized translation gains in fiscal 2005, 2004 and 2003, respectively.

The Company enters into forward foreign exchange contracts and foreign currency options to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange losses of $15.8 million, $14.5 million and $15.0 million in fiscal 2005, 2004 and 2003, respectively.

Inventory and Promotional Merchandise

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being determined on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers.

JUNE 30	**2005**	2004
(In millions)		
Inventory and promotional merchandise consists of:		
Raw materials	**$149.9**	$148.1
Work in process	**43.2**	36.5
Finished goods	**403.4**	317.7
Promotional merchandise	**171.8**	151.2
	$768.3	$653.5

Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation and amortization. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

JUNE 30	**2005**	2004
(In millions)		
Asset (Useful Life)		
Land	**$ 13.6**	$ 13.6
Buildings and improvements (10 to 40 years)	**160.8**	160.9
Machinery and equipment (3 to 10 years)	**721.2**	661.1
Furniture and fixtures (5 to 10 years)	**109.1**	101.9
Leasehold improvements	**703.9**	630.3
	1,708.6	1,567.8
Less accumulated depreciation and amortization	**1,014.4**	920.8
	$ 694.2	$ 647.0

Depreciation and amortization of property, plant and equipment was $187.2 million, $176.9 million and $156.3 million in fiscal 2005, 2004 and 2003, respectively. Depreciation and amortization related to the Company's manufacturing process is included in cost of sales and all other depreciation and amortization is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings.

Goodwill and Other Intangible Assets

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements established financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized.

In accordance with SFAS No. 142, the impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. To determine fair value, the Company relied on three valuation models: guideline public companies, acquisition analysis and discounted cash flow. For goodwill valuation purposes only, the revised fair value of a reporting unit would be allocated to the assets and liabilities of the business unit to arrive at an implied fair value of goodwill, based upon known facts and circumstances, as if the acquisition occurred at that time.

In February 2004, the Company sold the assets and operations of its reporting unit that sold *jane* brand products. Based on an assessment of the tangible and intangible assets of this business, the Company determined that the carrying amount of these assets as then reflected on the Company's consolidated balance sheet exceeded their estimated fair value. In accordance with the assessment, the Company recorded a goodwill impairment charge in the amount of $26.4 million for fiscal 2004, which is reported as a component of discontinued operations in the accompanying consolidated statements of earnings. This write-down primarily impacted the Company's makeup product category and the Americas region.

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of its acquisition. The change in the carrying amount of goodwill is as follows:

YEAR ENDED OR AT JUNE 30	2003	Additions	Reductions	2004	Additions	Reductions	**2005**
(In millions)							
Skin Care	$ 14.0	$1.0	$ —	$ 15.0	$ 4.0	$—	**$ 19.0**
Makeup	342.2	—	(26.4)	315.8	2.8	—	**318.6**
Fragrance	15.5	—	—	15.5	39.7	—	**55.2**
Hair Care	323.6	2.4	—	326.0	1.8	—	**327.8**
Total	$695.3	$3.4	$(26.4)	$672.3	$48.3	$—	**$720.6**

Included in fiscal 2005 additions to goodwill was $37.7 million related to an expected payment to be made in fiscal 2006 to satisfy an earn-out provision related to the Company's acquisition of Jo Malone Limited in October 1999.

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses purchased by the Company. Indefinite lived assets (e.g., trademarks) are not subject to amortization and are evaluated annually for impairment or sooner if certain events or circumstances indicate a potential impairment. Patents are amortized on a straight-line basis over the shorter of the legal term or the useful life of the patent, approximately 20 years. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 5 years to 8 years. Intangible assets related to license agreements are amortized on a straight-line basis over their useful lives based on the terms of their respective agreements, currently approximately 10 years to 16 years, and are subject to periodic impairment testing.

Other intangible assets consist of the following:

JUNE 30, 2005	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)			
License agreements	$42.9	$15.5	$27.4
Trademarks and other	49.5	5.3	44.2
Patents	0.5	0.3	0.2
Total	$92.9	$21.1	$71.8

JUNE 30, 2004	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)			
License agreements	$40.3	$11.4	$28.9
Trademarks and other	48.6	5.6	43.0
Patents	0.5	0.5	—
Total	$89.4	$17.5	$71.9

The aggregate amortization expenses related to amortizable intangible assets for the years ended June 30, 2005, 2004 and 2003 were $4.6 million, $4.0 million and $1.9 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

ESTIMATED EXPENSE IN FISCAL	2006	2007	2008	2009	2010
(In millions)					
Aggregate amortization expense	$4.7	$4.7	$4.7	$3.3	$3.0

Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) ("OCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	2005	2004	2003
(In millions)			
Net unrealized investment gains (losses), beginning of year	$ 0.1	$ 0.7	$ (0.1)
Unrealized investment gains (losses)	0.5	(1.0)	1.4
Benefit (provision) for deferred income taxes	(0.2)	0.4	(0.6)
Net unrealized investment gains, end of year	0.4	0.1	0.7
Net derivative instruments, beginning of year	10.2	(1.5)	(9.1)
Gain (loss) on derivative instruments	(9.1)	1.6	(1.6)
Benefit (provision) for deferred income taxes on derivative instruments	3.0	(1.4)	0.5
Reclassification to earnings during the year	11.8	17.2	13.3
Provision for deferred income taxes on reclassification	(3.9)	(5.7)	(4.6)
Net derivative instruments, end of year	12.0	10.2	(1.5)
Net minimum pension liability adjustments, beginning of year	(24.6)	(40.6)	(20.3)
Minimum pension liability adjustments	(15.5)	26.6	(30.8)
Benefit (provision) for deferred income taxes	4.1	(10.6)	10.5
Net minimum pension liability adjustments, end of year	(36.0)	(24.6)	(40.6)
Cumulative translation adjustments, beginning of year	24.8	(11.7)	(63.0)
Translation adjustments	8.2	36.5	51.3
Cumulative translation adjustments, end of year	33.0	24.8	(11.7)
Accumulated other comprehensive income (loss)	$ 9.4	$ 10.5	$(53.1)

Of the $12.0 million, net of tax, derivative instrument gain recorded in OCI at June 30, 2005, $9.0 million, net of tax, related to the proceeds from the settlement of the treasury lock agreements upon the issuance of the 5.75% Senior Notes which will be reclassified to earnings as an offset to interest expense over the 30-year life of the debt and $3.0 million, net of tax, related to gains from forward and option contracts which the Company will reclassify to earnings during the next twelve months.

Revenue Recognition

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and, in the Europe, Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale (e.g., at the Company's retail stores).

Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.7%, 4.6% and 5.1% in fiscal 2005, 2004 and 2003, respectively.

Payments to Customers

The Company is subject to the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with this guidance, the Company has recorded the revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $906 million, $845 million and $790 million in fiscal 2005, 2004 and 2003, respectively.

Advertising and Promotion

Costs associated with advertising are expensed during the year as incurred. Global advertising expenses, which primarily include television, radio and print media, and promotional expenses, such as products used as sales incentives, were $1,812.5 million, $1,612.0 million and $1,416.1 million in fiscal 2005, 2004 and 2003, respectively. These amounts include activities relating to purchase with purchase and gift with purchase promotions that are reflected in net sales and cost of sales.

Advertising and promotional expenses included in operating expenses were $1,595.6 million, $1,426.8 million and $1,217.8 million in fiscal 2005, 2004 and 2003, respectively.

Research and Development

Research and development costs, which amounted to $72.3 million, $67.2 million and $60.8 million in fiscal 2005, 2004 and 2003, respectively, are expensed as incurred.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

Generally, leasing is not a significant portion of the Company's business, however, in connection with a February 7, 2005 letter from the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants expressing its views of existing accounting literature related to lease accounting, the Company has completed a review of its lease accounting policies. The Company has determined that any changes to its previous practices would not result in a material impact on its results of operations and statements of financial position and cash flows for the current period or any individual prior year. Accordingly, the Company's consolidated financial statements for prior periods have not been restated.

Related Party Royalties and Trademarks

On April 24, 2004, Mrs. Estée Lauder passed away. As a result, the royalty payments previously made to her since 1969 in connection with the Company's purchase of the "Estée Lauder" trademark outside the United States ceased to accrue. Royalty payments totaling $18.8 million and $20.3 million have been charged to expense in fiscal 2004 and 2003, respectively.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 2 years to 11 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 3 years to 25 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, intangible assets are capitalized and amortized over their useful lives based on the terms of the agreement and are subject to periodic impairment testing.

Stock-Based Compensation

The Company observes the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), by continuing to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

The Company applies the intrinsic value method as outlined in APB No. 25 and related interpretations in accounting for stock options and share units granted under these programs. Under the intrinsic value method, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant. Accordingly, no compensation cost has been recognized on options granted to employees. SFAS No. 123 requires that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company's stock option programs had been determined in accordance with the fair value method prescribed therein. The Company adopted the disclosure portion of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," requiring quarterly SFAS No. 123 pro forma disclosure. The pro forma charge for compensation cost related to stock options granted is recognized over the service period. The service period represents the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.). The following table illustrates the effect on net earnings and earnings per common share as if the fair value method had been applied to all outstanding awards in each period presented.

YEAR ENDED JUNE 30	2005	2004[i]	2003
(In millions, except per share data)			
Net earnings attributable to common stock, as reported	**$406.1**	$342.1	$296.4
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**21.8**	31.4	22.9
Pro forma net earnings attributable to common stock	**$384.3**	$310.7	$273.5
Earnings per common share:			
Net earnings per common share—Basic, as reported	**$ 1.80**	$ 1.50	$ 1.27
Net earnings per common share—Basic, pro forma	**$ 1.71**	$ 1.36	$ 1.18
Net earnings per common share—Diluted, as reported	**$ 1.78**	$ 1.48	$ 1.26
Net earnings per common share—Diluted, pro forma	**$ 1.67**	$ 1.34	$ 1.16

(i) Fiscal 2004 pro forma compensation cost includes the acceleration of exercisability of options held by an executive who retired on June 30, 2004 based on the original terms of the option grants.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	2005	2004	2003
Average expected volatility	**32%**	31%	31%
Average expected option life	**7 years**	7 years	7 years
Average risk-free interest rate	**3.9%**	3.7%	4.2%
Average dividend yield	**.7%**	.6%	.6%

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

For the fiscal years ended June 30, 2005, 2004 and 2003, the Company's three largest customers accounted for an aggregate of 22%, 22% and 24%, respectively, of net sales. No single customer accounted for more than 10% of the Company's net sales during fiscal 2005, 2004, or 2003. The Company's two largest customers, Federated Department Stores, Inc. and The May Department Stores Company, are in the process of merging and have stated that they expect the merger to be completed in calendar 2005.

Additionally, as of June 30, 2005 and 2004, the Company's three largest customers accounted for an aggregate of 24% and 25%, respectively, of its outstanding accounts receivable.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. Actual results could differ from those estimates and assumptions.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

Recently Issued Accounting Standards

In June 2005, the EITF reached a consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements." This Issue addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This Issue shall be applied to leasehold improvements that are purchased or acquired in reporting periods after June 29, 2005 and the Company does not expect this Issue to have a material impact on its consolidated financial statements.

In June 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 143-1, "Accounting for Electronic Equipment Waste Obligations," to address the accounting for electronic equipment waste obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "Directive") adopted by the European Union ("EU"). The Directive effectively obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment, as defined in the Directive. Commercial users of electronic equipment should apply the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), and the related FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," to the obligation associated with historical waste, since this type of obligation is an asset retirement obligation. The initial recognition of an asset-retirement-cost liability shall be recorded as an equal and offsetting increase in the carrying amount of the related asset. Subsequent adjustments to the initial measurement of the asset and liability shall also be made in accordance with the provisions of SFAS No. 143. The guidance in this FSP shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. The Company is currently evaluating the impact this FSP will have on its consolidated financial statements, if any.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," ("SFAS No. 154") which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this statement as required, and does not believe the adoption will have a material effect on its consolidated financial statements.

On December 21, 2004, the FASB issued FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP No. 109-1"), and FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP No. 109-2"). These staff positions provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the "AJCA") that was signed into law on October 22, 2004.

FSP No. 109-1 states that the tax relief (special tax deduction for domestic manufacturing) from this legislation should be accounted for as a "special deduction" instead of a tax rate reduction. The special deduction for domestic manufacturing becomes effective for the Company in the first quarter of fiscal 2006. The Company believes this legislation and the provisions of FSP No. 109-1 will not have a significant impact on its effective tax rate.

FSP No. 109-2 gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. During the fourth quarter of fiscal 2005, the Company formulated a plan to repatriate approximately $690 million of foreign earnings in fiscal 2006, which includes $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million, which included an incremental tax charge of approximately $28 million in fiscal 2005. The overall effective rate for income taxes increased from 37.7% for fiscal 2004 to 41.2% for fiscal 2005 primarily as a result of the repatriation plan.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of the award. SFAS No. 123(R) will be effective for the Company's first quarter of fiscal 2006. While the Company currently provides the pro forma disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," on a quarterly basis (see Note 2—Stock-Based Compensation), it is currently evaluating the impact this statement will have on its consolidated financial statements. In March 2005, Staff Accounting Bulletin No. 107 ("SAB No. 107") was issued to provide guidance from the Securities and Exchange Commission to simplify some of the implementation challenges of SFAS No. 123(R) as this statement relates to the valuation of share-based payment arrangements for public companies. The Company will apply the principles of SAB No. 107 in connection with its adoption of SFAS No. 123(R).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. This statement also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The Company believes the adoption of this statement will not have a material impact on its consolidated financial statements.

NOTE 3 - PUBLIC OFFERINGS

In June 2004, three Lauder family trusts sold a total of 13,000,000 shares of Class A Common Stock in a registered public offering. The Company did not receive any proceeds from the sales of these shares. The cost of this offering was borne by the selling stockholders.

NOTE 4 - ACQUISITION AND DIVESTITURE OF BUSINESSES AND LICENSE ARRANGEMENTS

As of June 30, 2005, the Company had a current liability with an equal and offsetting increase in goodwill of $37.7 million related to an expected payment to be made in fiscal 2006 to satisfy an earn-out provision related to the Company's acquisition of Jo Malone Limited in October 1999, which payment may be satisfied by the issuance of a note to the seller.

In July 2004, the Company acquired a majority equity interest in its former distributor in Portugal. The aggregate payments made through June 30, 2005 to acquire the distributor were funded by cash provided by operations and did not have a material effect on the Company's results of operations or financial condition. In addition, the Company assumed debt and other long-term obligations of 4.6 million Euros associated with the acquisition (approximately $5.6 million at acquisition date exchange rates). The debt is payable semi-annually through February 2008 at a variable interest rate.

In December 2003, the Company committed to a plan to sell the assets and operations of its reporting unit that sold *jane* brand products and sold them in February 2004. At the time the decision was made, circumstances warranted that the Company conduct an assessment of the tangible and intangible assets of the *jane* business. Based on this assessment, the Company determined that the carrying amount of these assets as then reflected on the Company's consolidated balance sheet exceeded its estimated fair value. In accordance with the assessment and the closing of the sale, the Company recorded an after-tax charge to discontinued operations of $33.3 million for the fiscal year ended June 30, 2004. The charge represents the impairment of goodwill in the amount of $26.4 million; the reduction in value of other tangible assets in the amount of $2.1 million, net of tax; and the reporting unit's operating loss of $4.8 million, net of tax. Included in the operating loss of fiscal 2004 were additional costs associated with the sale and discontinuation of the business. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for fiscal 2004 and fiscal 2003 have been restated for comparative purposes to reflect that reporting unit as discontinued operations, including the restatement of the makeup product category and the Americas region data presented in Note 17.

In July 2003, the Company acquired the Rodan + Fields skin care line. The initial purchase price, paid at closing, was funded by cash provided by operations, the payment of which did not have a material effect on the Company's results of operations or financial condition. The Company expects to make additional payments between fiscal 2007 and 2011 based on certain conditions.

In April 2003, the Company acquired the Paris-based Darphin group of companies that develops, manufactures and markets the "Darphin" brand of skin care and makeup products. The initial purchase price, paid at closing, was funded by cash provided by operations, the payment of which did not have a material effect on the Company's results of operations or financial condition. An additional payment is expected to be made in fiscal 2009, the amount of which will depend on future net sales and earnings of the Darphin business.

At various times during fiscal 2005, 2004 and 2003, the Company acquired businesses engaged in the wholesale distribution and retail sale of Aveda products, as well as other products, in the United States and other countries.

The aggregate purchase price for these acquisitions, which includes acquisition costs, was $7.1 million, $4.4 million, and $50.4 million in fiscal 2005, 2004 and 2003, respectively, and each transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations for each of the acquired businesses are included in the accompanying consolidated financial statements commencing with its date of original acquisition. Pro forma results of operations, as if each of such businesses had been acquired as of the beginning of the year of acquisition, have not been presented, as the impact on the Company's consolidated financial results would not have been material.

In fiscal 2005, the Company was developing products under license agreements for Sean John (announced in May 2004), Tom Ford (announced in April 2005) and Missoni (announced in May 2005) and an Origins license agreement to develop and sell products using the name of Dr. Andrew Weil (announced in October 2004). In May 2003, the Company entered into a license agreement for fragrances and beauty products under the "Michael Kors" trademarks with Michael Kors, L.L.C. and purchased certain related rights and inventory from American Designer Fragrances, a division of LVMH.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are earned while advertising and promotional expenses are accrued at the time these costs are incurred.

NOTE 5 – RESTRUCTURING AND SPECIAL CHARGES

Fiscal 2003

During the fourth quarter of fiscal 2003, the Company recorded a special pre-tax charge of $22.0 million, or $13.5 million after tax, equal to $.06 per diluted common share, in connection with the proposed settlement of a legal proceeding brought against a number of defendants including the Company (see Note 14). The amount of the charge in this case is significantly larger than similar charges the Company has incurred individually or in the aggregate for legal proceedings in any prior year. As of June 30, 2005, cumulative payments related to the special pre-tax charge were $4.8 million. The Company expects to settle a majority of the remaining obligation by the end of fiscal 2007.

Fiscal 2002 and Fiscal 2001

As of June 30, 2005 and 2004, accruals related to fiscal 2002 and fiscal 2001 restructurings were $4.7 million and $10.7 million, respectively. During fiscal 2005, 2004 and 2003, $6.0 million, $13.8 million and $36.7 million, respectively, related to these restructurings were paid. The Company expects to settle the remaining obligations through fiscal 2007.

NOTE 6 – INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	2005	2004	2003
(In millions)			
Current:			
Federal	**$ 48.4**	$ 67.1	$ 37.6
Foreign	**130.5**	135.5	84.0
State and local	**7.5**	11.7	5.2
	186.4	214.3	126.8
Deferred:			
Federal	**88.6**	20.1	33.5
Foreign	**10.7**	(1.8)	1.9
State and local	**5.6**	—	1.1
	104.9	18.3	36.5
	$291.3	$232.6	$163.3

A reconciliation between the provision for income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes and minority interest and the actual provision for income taxes is as follows:

YEAR ENDED JUNE 30	2005	2004	2003
(In millions)			
Provision for income taxes at statutory rate	$247.3	$215.9	$173.4
Increase (decrease) due to:			
State and local income taxes, net of Federal tax benefit	11.6	12.7	11.7
Effect of foreign operations	4.6	(2.8)	(1.0)
AJCA incremental dividend	27.5	—	—
Preferred stock dividends not deductible for U.S. tax purposes	0.3	6.1	—
Other nondeductible expenses	2.0	2.7	1.7
Tax credits	(2.6)	(1.3)	(12.5)
Other, net	0.6	(0.7)	(10.0)
Provision for income taxes	$291.3	$232.6	$163.3
Effective tax rate	41.2%	37.7%	32.9%

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2005 and 2004 were as follows:

	2005	2004
(In millions)		
Deferred tax assets:		
Deferred compensation and other payroll related expenses	$ 44.4	$ 69.5
Inventory obsolescence and other inventory related reserves	53.0	56.7
Postretirement benefit obligations	23.3	21.0
Various accruals not currently deductible	63.1	83.1
Net operating loss and credit carryforwards	8.2	5.7
Other differences between tax and financial statement values	3.7	7.3
	195.7	243.3
Valuation allowance for deferred tax assets	(5.1)	(4.2)
Total deferred tax assets	190.6	239.1
Deferred tax liabilities:		
Depreciation and amortization	(126.4)	(102.2)
Prepaid pension costs	(3.2)	(10.1)
AJCA and other foreign dividends	(35.0)	—
Other differences between tax and financial statement values	(8.8)	(7.7)
Total deferred tax liabilities	(173.4)	(120.0)
Total net deferred tax assets	$ 17.2	$ 119.1

As of June 30, 2005 and 2004, the Company had current net deferred tax assets of $85.3 million and $145.9 million, respectively, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax liabilities of $68.1 million and $26.8 million as of June 30, 2005 and June 30, 2004, respectively, which are included in other noncurrent liabilities in the accompanying consolidated balance sheets.

During the fourth quarter of fiscal 2005, the Company formulated a plan to repatriate approximately $690 million of foreign earnings in fiscal 2006, which includes $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million, which includes an incremental tax charge of approximately $28 million in fiscal 2005. Federal income and foreign withholding taxes have not been provided on $90.2 million of remaining undistributed earnings of international subsidiaries at June 30, 2005. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2004 and 2003, the Company had not provided federal income and foreign withholding taxes on $560.5 million and $476.6 million, respectively, of undistributed earnings of international subsidiaries.

As of June 30, 2005 and 2004, certain international subsidiaries had tax loss carryforwards for local tax purposes of approximately $27.7 million and $24.5 million, respectively. With the exception of $12.2 million of losses with an indefinite carryforward period as of June 30, 2005, these losses expire at various dates through fiscal 2020. Deferred tax assets in the amount of $8.2 million and $5.7 million as of June 30, 2005 and 2004, respectively, have been recorded to reflect the tax benefits of the losses not utilized to date. A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more likely than not that the deferred tax assets will not be realized.

Earnings before income taxes and minority interest include amounts contributed by the Company's international operations of $585.9 million, $523.0 million and $393.1 million for fiscal 2005, 2004 and 2003, respectively. Some of these earnings are taxed in the United States.

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited in these jurisdictions and these reviews can involve complex issues that may require an extended period of time for resolution. The Company's U.S. Federal income tax returns have been examined and settled through fiscal 1997. The Company is currently under examination by the Internal Revenue Service for fiscal years 1998 through 2001. In addition, the Company has ongoing audits in various state and local jurisdictions, as well as audits in various foreign jurisdictions.

The Company provides tax reserves for Federal, state, local and international exposures relating to audit results, tax planning initiatives and compliance responsibilities. The development of these reserves requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. Although the outcome of these tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made for potential liabilities emanating from these reviews. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's results of operations.

The Company has been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for the fiscal years 1999 through 2002. As a result, the subsidiary was reassessed corporate income tax of approximately $3 million for this period. An appeal against this reassessment was filed with the Chief Tax Inspector. On July 18, 2005 the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. An appeal against this final assessment has been filed with the Madrid Regional Economic Administrative Tribunal on July 29, 2005. While no assurance can be given as to the outcome in respect of this assessment, either during the administrative appeals process or in the Spanish courts, management believes that the subsidiary should ultimately be successful in its defense against the assessment. Accordingly, no tax reserve has been established for this potential exposure.

NOTE 7 – OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	2005	2004
(In millions)		
Advertising and promotional accruals	**$297.5**	$290.2
Employee compensation	**251.8**	236.9
Restructuring and special charges	**21.9**	32.7
Other	**303.6**	311.7
	$874.8	$871.5

NOTE 8 – DEBT

The Company's short-term and long-term debt and available financing consist of the following:

	Debt at June 30		Available financing at June 30 Committed		Uncommitted	
	2005	2004	**2005**	2004	**2005**	2004
(In millions)						
6.00% Senior Notes, due January 15, 2012	**$246.3**	$236.6	**$ —**	$ —	**$ —**	$ —
5.75% Senior Notes, due October 15, 2033	**197.4**	197.3	**—**	—	**—**	—
1.45% Japan loan payable, due on March 28, 2006	**27.2**	27.6	**—**	—	**—**	—
2015 Preferred Stock	**68.4**	68.4	**—**	—	**—**	—
Other long-term borrowings	**7.4**	—	**—**	—	**—**	—
Other short-term borrowings	**20.0**	5.4	**—**	—	**152.3**	167.9
Commercial paper	**148.0**	—	**—**	—	**602.0**	750.0
Revolving credit facility	**—**	—	**600.0**	400.0	**—**	—
Shelf registration for debt securities	**—**	—	**—**	—	**300.0**	300.0
	714.7	535.3	**$600.0**	$400.0	**$1,054.3**	$1,217.9
Less short-term debt including current maturities	**(263.6)**	(73.8)				
	$451.1	$461.5				

As of June 30, 2005, the Company had outstanding $246.3 million of 6% Senior Notes due January 2012 ("6% Senior Notes") consisting of $250.0 million principal, an unamortized debt discount of $0.8 million, and a $2.9 million adjustment to reflect the fair value of an outstanding interest rate swap. The 6% Senior Notes, when issued in January 2002, were priced at 99.538% with a yield of 6.062%. Interest payments are required to be made semi-annually on January 15 and July 15 of each year. In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on its outstanding 6% Senior Notes to variable interest rates based on six-month LIBOR.

As of June 30, 2005, the Company had outstanding $197.4 million of 5.75% Senior Notes due October 2033 ("5.75% Senior Notes") consisting of $200.0 million principal and unamortized debt discount of $2.6 million. Interest payments, which commenced April 15, 2004, are required to be made semi-annually on April 15 and October 15 of each year. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 5.75% Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 5.75% Senior Notes will be 5.395% over the life of the debt.

Effective July 1, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). In connection with this pronouncement, the Company's cumulative redeemable preferred stock was reclassified as a component of total debt and the related dividends thereon have been characterized as interest expense. On June 28, 2005, the Company received a notice of exercise of the put right from the holder of the remaining $68.4 million of the 2015 Preferred Stock, which requires the Company to purchase the preferred stock, plus any cumulative and unpaid dividends thereon, on or before October 26, 2005. The Company plans to purchase the preferred stock on that date and to pay the anticipated dividends through that date of $0.5 million at a rate based on the after-tax yield on six-month U.S. Treasuries of 2.10%, which was reset on July 1, 2005.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. The Company's commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. The Company's long-term credit ratings are A+ with a stable outlook by Standard & Poor's and A1 with a stable outlook by Moody's. At June 30, 2005, the Company had $148.0 million of commercial paper outstanding at an average interest rate of 3.08%.

Effective May 27, 2005, the Company entered into a five-year $600 million senior revolving credit facility, expiring on May 27, 2010. The new facility replaced its prior, unused $400 million revolving credit facility, which was effective since June 28, 2001. The new revolving credit facility may be used for general corporate purposes, including financing working capital. Up to the equivalent of $250 million of the facility is available for multicurrency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or 1/2% plus the Federal funds rate. The credit facility has an annual fee of $0.4 million, payable quarterly, based on the Company's current credit ratings. The Company incurred debt issuance costs of $0.3 million which will be amortized over the term of the facility. The credit facility contains various covenants, including one financial covenant which requires the average of the debt of the Company to total capital ratio at the last day of each fiscal quarter to be less than 0.65:1. At June 30, 2005, the Company was in compliance with all financial covenants in the credit facility and there were no borrowings.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2005 and 2004, the monthly average amount outstanding was approximately $10.7 million and $5.1 million, respectively, and the annualized monthly weighted average interest rate incurred was approximately 4.95% and 5.7%, respectively.

The Company also had an effective shelf registration statement covering the potential issuance of up to $300.0 million in debt securities at June 30, 2005 and 2004.

The following table represents the Company's projected debt service payments over the next five fiscal years:

	Payments Due in Fiscal				
	2006	2007	2008	2009	2010
(In millions)					
Debt service[1]	$291.6	$28.9	$27.5	$27.0	$26.1

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments.

NOTE 9 – FINANCIAL INSTRUMENTS

Derivative Financial Instruments

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company primarily enters into foreign currency forward exchange contracts and foreign currency options to reduce the effects of fluctuating foreign currency exchange rates. The Company, if necessary, enters into interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company categorizes these instruments as entered into for purposes other than trading.

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (iii) a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge), (iv) a hedge of a net investment in a foreign operation, or (v) other. Changes in the fair value of a derivative that is highly effective as (and that is designated and qualifies as) a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as (and that is designated and qualifies as) a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivatives that are highly effective as (and that are designated and qualify as) foreign-currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in a foreign currency) or a cash-flow hedge (e.g., a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in accumulated other comprehensive income within equity. Furthermore, changes in the fair value of other derivative instruments are reported in current-period earnings.

For each derivative contract entered into where the Company looks to obtain special hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

The Company enters into forward exchange contracts to hedge anticipated transactions as well as receivables and payables denominated in foreign currencies for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. The Company also enters into foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The forward exchange contracts and foreign currency options entered into to hedge anticipated transactions have been designated as cash-flow hedges. As of June 30, 2005, these cash-flow hedges were highly effective, in all material respects.

As a matter of policy, the Company only enters into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. The Company does not have significant exposure to any one counterparty. Exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss under these hedging contracts is remote and in any event would not be material to the Company's consolidated financial results. The contracts have varying maturities through the end of June 2006. Costs associated with entering into such contracts have not been material to the Company's consolidated financial results. The Company does not utilize derivative financial instruments for trading or speculative purposes. At June 30, 2005, the Company had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $667.5 million and $120.9 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($128.6 million), British pound ($127.6 million), Euro ($123.3 million), Canadian dollar ($78.1 million), Australian dollar ($43.3 million), Japanese yen ($31.6 million) and South Korean won ($27.6 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Japanese yen ($33.6 million), South Korean won ($26.3 million), Euro ($21.5 million) and Swiss franc ($20.3 million). At June 30, 2004, the Company had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $593.6 million and $82.0 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Euro ($122.6 million), Swiss franc ($117.1 million), British pound ($72.8 million), Japanese yen ($66.7 million), South Korean won ($42.0 million), Canadian dollar ($41.7 million) and Australian dollar ($33.7 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Euro ($34.1 million), British pound ($25.4 million) and Swiss franc ($12.7 million).

Interest Rate Risk Management

The Company enters into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on its funded and unfunded indebtedness for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert fixed interest on the existing 6% Senior Notes to a variable interest rate based on six-month LIBOR. The interest rate swap was designated as a fair-value hedge. As of June 30, 2005, the fair-value hedge was highly effective, in all material respects.

Information regarding the interest rate swap is presented in the following table:

	YEAR ENDED OR AT JUNE 30, 2005			YEAR ENDED OR AT JUNE 30, 2004		
	Notional	Weighted Average		Notional	Weighted Average	
	Amount	Pay Rate	Receive Rate	Amount	Pay Rate	Receive Rate
($ in millions)						
Interest rate swap	**$250.0**	**4.31%**	**6.00%**	$250.0	3.14%	6.00%

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents:

The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Short-term and long-term debt:

The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value.

Foreign exchange and interest rate contracts:

The fair value of forwards, swaps and options is the estimated amount the Company would receive or pay to terminate the agreements.

The estimated fair values of the Company's financial instruments are as follows:

	JUNE 30, 2005		JUNE 30, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In millions)				
Nonderivatives				
Cash and cash equivalents	$553.3	$553.3	$611.6	$611.6
Short-term and long-term debt	714.7	763.4	535.3	545.5
Derivatives				
Forward exchange contracts	2.6	2.6	1.7	1.7
Foreign currency option contracts	5.3	5.3	2.7	2.7
Interest rate swap contract	(2.9)	(2.9)	(12.5)	(12.5)

NOTE 10 – PENSION, DEFERRED COMPENSATION AND POSTRETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of an annual contribution at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, nonqualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains International Pension Plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations.

Postretirement Benefits

The Company maintains a domestic postretirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred. The cost of the Company-sponsored programs is not significant.

Certain of the Company's international subsidiaries and affiliates have postretirement plans, although most participants are covered by government-sponsored or administered programs.

The measurement date as of which assets and liabilities are measured is June 30, 2005. The significant components of the above mentioned plans as of and for the year ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Postretirement	
	2005	2004	**2005**	2004	**2005**	2004
(In millions)						
Change in benefit obligation:						
Benefit obligation at beginning of year	**$374.4**	$358.7	**$207.4**	$191.0	**$ 64.0**	$ 61.8
Service cost	**19.3**	16.9	**11.3**	10.4	**3.5**	3.2
Interest cost	**21.2**	20.0	**9.8**	8.3	**4.2**	3.8
Plan participant contributions	**—**	—	**1.3**	1.2	**0.2**	0.1
Actuarial loss (gain)	**32.0**	(7.7)	**35.9**	(7.5)	**22.9**	(2.8)
Foreign currency exchange rate impact	**—**	—	**—**	13.3	**—**	—
Benefits paid	**(23.7)**	(13.5)	**(13.1)**	(9.3)	**(2.2)**	(2.1)
Plan amendments	**—**	—	**0.9**	0.2	**—**	—
Special termination benefits	**—**	—	**2.0**	1.5	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**—**	2.0	**—**	—
Settlements and curtailments	**—**	—	**—**	(3.7)	**—**	—
Benefit obligation at end of year	**$423.2**	$374.4	**$255.5**	$207.4	**$ 92.6**	$ 64.0
Change in plan assets:						
Fair value of plan assets at beginning of year	**$341.4**	$277.4	**$154.6**	$120.9	**$ —**	$ —
Actual return on plan assets	**28.6**	42.0	**14.6**	13.6	**—**	—
Foreign currency exchange rate impact	**—**	—	**0.6**	9.0	**—**	—
Employer contributions	**7.0**	35.5	**29.2**	22.9	**2.0**	2.0
Plan participant contributions	**—**	—	**1.3**	1.2	**0.2**	0.1
Settlements and curtailments	**—**	—	**—**	(3.7)	**—**	—
Benefits paid from plan assets	**(23.7)**	(13.5)	**(13.1)**	(9.3)	**(2.2)**	(2.1)
Fair value of plan assets at end of year	**$353.3**	$341.4	**$187.2**	$154.6	**$ —**	$ —
Funded status	**$ (69.9)**	$ (33.0)	**$ (68.3)**	$ (52.8)	**$(92.6)**	$(64.0)
Unrecognized net actuarial loss	**115.7**	92.8	**91.8**	63.5	**26.1**	3.4
Unrecognized prior service cost	**6.6**	7.2	**2.2**	2.4	**(0.1)**	(0.1)
Unrecognized net transition obligation	**—**	—	**0.1**	0.1	**—**	—
Prepaid (accrued) benefit cost	**$ 52.4**	$ 67.0	**$ 25.8**	$ 13.2	**$(66.6)**	$(60.7)
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	**$105.8**	$118.5	**$ 34.9**	$ 26.0	**$ —**	$ —
Accrued benefit liability	**(53.9)**	(52.8)	**(60.5)**	(47.8)	**(66.6)**	(60.7)
Intangible asset	**0.5**	0.7	**0.7**	0.4	**—**	—
Minimum pension liability	**—**	0.6	**50.7**	34.6	**—**	—
Net amount recognized	**$ 52.4**	$ 67.0	**$ 25.8**	$ 13.2	**$(66.6)**	$(60.7)

	Pension Plans						Other than Pension Plans		
	U.S.			International			Postretirement		
	2005	2004	2003	**2005**	2004	2003	**2005**	2004	2003
($ in millions)									
Components of net periodic benefit cost:									
Service cost, net	**$ 19.3**	$ 16.9	$ 15.1	**$ 11.3**	$10.4	$ 8.5	**$3.5**	$3.2	$ 2.2
Interest cost	**21.2**	20.0	21.2	**9.8**	8.3	8.1	**4.2**	3.8	3.2
Expected return on assets	**(24.1)**	(20.6)	(18.3)	**(11.2)**	(9.9)	(9.2)	**—**	—	—
Amortization of:									
Transition (asset) obligation	**—**	—	(1.5)	**—**	0.3	0.3	**—**	—	—
Prior service cost	**0.5**	0.5	0.2	**1.2**	0.3	0.2	**—**	—	—
Actuarial loss (gain)	**4.6**	6.2	5.1	**4.0**	3.3	1.5	**0.2**	0.3	(0.1)
Special termination benefits	**—**	—	—	**2.0**	1.5	—	**—**	—	—
Settlements and curtailments	**—**	—	—	**—**	0.7	2.3	**—**	—	—
Net periodic benefit cost	**$ 21.5**	$ 23.0	$ 21.8	**$ 17.1**	$14.9	$11.7	**$7.9**	$7.3	$ 5.3
Weighted-average assumptions used to determine benefit obligations at June 30:									
Pre-retirement discount rate	**5.25%**	6.00%	5.75%	**1.75–5.25%**	2.25–6.00%	2.25–6.00%	**5.25%**	6.00%	5.75%
Postretirement discount rate	**4.75%**	5.00%	4.75%	**1.75–5.25%**	2.25–6.00%	2.25–6.00%	**5.25%**	6.00%	5.75%
Rate of compensation increase	**3.00–9.50%**	3.00–9.50%	3.00–9.50%	**1.75–4.50%**	1.75–4.00%	1.75–3.75%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ending June 30:									
Pre-retirement discount rate	**6.00%**	5.75%	7.00%	**2.25–6.00%**	2.25–6.00%	2.75–7.00%	**6.00%**	5.75%	7.00%
Postretirement discount rate	**5.00%**	4.75%	5.75%	**2.25–6.00%**	2.25–6.00%	2.75–7.00%	**6.00%**	5.75%	7.00%
Expected return on assets	**7.75%**	8.00%	8.50%	**3.25–7.50%**	3.25–7.50%	4.50–8.25%	**N/A**	N/A	N/A
Rate of compensation increase	**3.00–9.50%**	3.00–9.50%	4.50–11.00%	**1.75–4.00%**	1.75–3.75%	1.75–4.00%	**N/A**	N/A	N/A

In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 12.20% while the ultimate trend rate of 4.50% is expected to be reached in fiscal 2015. A one-percentage-point change in assumed health care cost trend rates for fiscal 2005 would have had the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
(In millions)		
Effect on total service and interest costs	$ 1.1	$(1.0)
Effect on postretirement benefit obligations	$10.1	$(9.1)

The projected benefit obligation, accumulated benefit obligation, fair value of plan assets and the other comprehensive (income) loss due to change in minimum liability recognition for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
	2005	2004	**2005**	2004	**2005**	2004
(In millions)						
Projected benefit obligation	**$347.9**	$307.1	**$75.3**	$67.3	**$255.5**	$207.4
Accumulated benefit obligation	**291.9**	258.5	**53.9**	52.8	**224.1**	177.2
Fair value of plan assets	**353.3**	341.4	**—**	—	**187.2**	154.6
Other comprehensive (income) loss due to change in minimum liability recognition:						
Increase (decrease) in additional minimum liability	**$ —**	$ —	**$ (0.7)**	$ (8.1)	**$ 16.4**	$ (18.7)
(Increase) decrease in intangible asset	**—**	—	**0.1**	0.1	**(0.3)**	0.1
Other comprehensive (income) loss	**$ —**	$ —	**$ (0.6)**	$ (8.0)	**$ 16.1**	$ (18.6)

International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $176.0 million and $139.4 million, aggregate accumulated benefit obligations of $156.8 million and $120.3 million and aggregate fair value of plan assets of $103.5 million and $85.0 million at June 30, 2005 and 2004, respectively.

	Pension Plans		Other than Pension Plans
	U.S.	International	Postretirement
($ in millions)			
Expected Cash Flows:			
Expected employer contributions for year ending June 30, 2006	$ —	$19.9	N/A
Expected benefit payments for year ending June 30,			
2006	40.0	9.6	$ 2.1
2007	31.2	7.1	2.2
2008	26.6	10.5	2.4
2009	26.6	11.1	2.8
2010	30.3	9.9	3.1
Years 2011-2015	174.1	70.6	23.2
Plan Assets:			
Actual asset allocation at June 30, 2005			
Equity	67%	62%	N/A
Fixed income	26%	32%	N/A
Other	7%	6%	N/A
	100%	100%	N/A
Target asset allocation			
Equity	57%	62%	N/A
Fixed income	28%	36%	N/A
Other	15%	2%	N/A
	100%	100%	N/A

The target asset allocation policy was set to maximize returns with consideration to the long-term nature of the obligations and maintaining a lower level of overall volatility through the allocation to fixed income. During the year, the asset allocation is reviewed for adherence to the target policy and is rebalanced periodically towards the target weights.

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan on the first day of the second month following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level and years of service. The Company's contributions were approximately $9.8 million for the fiscal year ended June 30, 2005 and $9.1 million for the fiscal years ended June 30, 2004 and 2003. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $71.0 million and $135.4 million as of June 30, 2005 and 2004, respectively. The expense for fiscal 2005, 2004 and 2003 was $10.2 million, $16.6 million and $17.4 million, respectively. During 2005, the Company made deferred compensation payments to a former executive of $71.2 million.

NOTE 11 – POSTEMPLOYMENT BENEFITS OTHER THAN TO RETIREES

The Company provides certain postemployment benefits to eligible former or inactive employees and their dependents during the period subsequent to employment but prior to retirement. These benefits include health care coverage and severance benefits. The cost of providing these benefits is accrued and any incremental benefits were not material to the Company's consolidated financial results.

NOTE 12 – COMMON STOCK

As of June 30, 2005, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

(Shares in thousands)	Class A	Class B
Balance at June 30, 2002	129,190.1	108,412.5
Acquisition of treasury stock	(11,245.2)	–
Conversion of Class B to Class A	950.0	(950.0)
Share grants	4.0	–
Share units converted	0.8	–
Stock option programs	1,094.0	–
Balance at June 30, 2003	119,993.7	107,462.5
Acquisition of treasury stock	(2,832.6)	–
Conversion of Class B to Class A	14,449.6	(14,449.6)
Share grants	2.0	–
Stock option programs	2,901.4	–
Balance at June 30, 2004	134,514.1	93,012.9
Acquisition of treasury stock	(10,720.0)	–
Issuance of treasury stock	1.5	–
Conversion of Class B to Class A	5,372.0	(5,372.0)
Share grants	1.2	–
Stock option programs	3,494.6	–
Balance at June 30, 2005	132,663.4	87,640.9

On September 18, 1998, the Company's Board of Directors authorized a share repurchase program to repurchase a total of up to 8.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. The Board of Directors authorized the repurchase of up to 10.0 million additional shares of Class A Common Stock in both October 2002 and May 2004, and an additional 20.0 million in May 2005, increasing the total authorization under the share repurchase program to 48.0 million shares. As of June 30, 2005, approximately 27.4 million shares have been purchased under this program.

In May 2005, the Company purchased 1,872,000 shares of Class A Common Stock from a related party for $73.5 million.

NOTE 13 – STOCK PROGRAMS

The Company has established the Fiscal 2002 Share Incentive Plan, the Fiscal 1999 Share Incentive Plan, the Fiscal 1996 Share Incentive Plan and the Non-Employee Director Share Incentive Plan (collectively, the "Plans") and, additionally, has made available stock options and share units that were, or will be, granted pursuant to these Plans and certain employment agreements. These stock-based compensation programs are described below.

Total net compensation income attributable to the granting of share units, the decrease in value of existing share units and the granting of stock options to a consultant was $1.3 million in fiscal 2005. Total net compensation expense attributable to the granting of share units and the increase in value of existing share units was $7.8 million and $1.4 million in fiscal 2004 and 2003, respectively.

Share Incentive Plans

The Plans provide for the issuance of 30,750,000 shares to be awarded in the form of stock options, stock appreciation rights and other stock awards to key employees and stock options, stock awards and stock units to non-employee directors of the Company. As of June 30, 2005, 2,554,200 shares of Class A Common Stock were reserved and were available to be granted pursuant to the Plans. The exercise period for all stock options generally may not exceed ten years from the date of grant. Pursuant to the Plans, stock option awards in respect of 2,219,300, 2,693,500 and 6,651,200 shares were granted in fiscal 2005, 2004 and 2003, respectively. Generally, the stock options become exercisable at various times through February 2009.

In addition to awards made by the Company, certain outstanding stock options were assumed as part of the October 1997 acquisition of the companies that sold *jane* brand products. Of the 221,200 originally issued options to acquire shares of the Company's Class A Common Stock, 4,100 were outstanding as of June 30, 2005, all of which were exercisable and will expire through May 2007.

Executive Employment Agreements

The executive employment agreements provide for the issuance of 11,400,000 shares to be awarded in the form of stock options and other stock awards to certain key executives. The Company has reserved 660,400 shares of its Class A Common Stock pursuant to such agreements as of June 30, 2005.

A summary of the Company's stock option programs as of June 30, 2005, 2004 and 2003, and changes during the years then ended, is presented below:

	2005		2004		2003	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
(Shares in thousands)						
Outstanding at beginning of year	**28,949.8**	**$36.23**	29,542.2	$34.93	24,843.5	$35.10
Granted at fair value	**2,219.3**	**43.31**	2,693.5	34.77	6,651.2	32.02
Exercised	**(3,496.1)**	**23.05**	(2,901.4)	21.18	(1,094.0)	15.16
Cancelled or expired	**(328.3)**	**42.07**	(384.5)	39.85	(858.5)	43.10
Outstanding at end of year	**27,344.7**	**38.42**	28,949.8	36.23	29,542.2	34.93
Options exercisable at year-end	**21,422.1**	**38.66**	19,507.8[(a)]	36.49	16,425.6	32.31
Weighted-average fair value of options granted during the year	**$16.45**		$13.07		$12.35	

(a) Does not include approximately 1,467,300 shares which became exercisable on July 1, 2004 due to the retirement of an executive on June 30, 2004, based on the original terms of the option grants.

Summarized information about the Company's stock options outstanding and exercisable at June 30, 2005 is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Options[(a)]	Average Life[(b)]	Average Price[(c)]	Options[(a)]	Average Price[(c)]
$ 3.10	4.1	2.3	$3.10	4.1	$3.10
$13.00 to $20.813	469.4	0.4	13.13	469.4	13.13
$21.313 to $30.52	3,383.2	2.4	24.72	3,081.0	24.22
$31.875 to $47.625	17,363.0	6.4	37.09	11,742.6	36.67
$49.75 to $53.50	6,125.0	4.1	51.71	6,125.0	51.71
$ 3.10 to $53.50	27,344.7	5.3	38.42	21,422.1	38.66

(a) Shares in thousands.

(b) Weighted average contractual life remaining in years.

(c) Weighted average exercise price.

Pursuant to the Plans, share units in respect of 3,000, 62,100 and 57,800 shares were granted in fiscal 2005, 2004 and 2003, respectively, and pursuant to the executive employment agreements, 1,200 and 1,400 were granted in fiscal 2004 and 2003, respectively. On August 24, 2004, the Company's Compensation Committee of the Board of Directors approved the conversion of 365,600 share units (207,500 from the Plans and 158,100 from the executive employment agreements) into a cash equivalent amount of $16.1 million which was paid in the second quarter of fiscal 2005. There were no share units converted to common stock in fiscal 2005 or fiscal 2004. 800 share units were converted into shares of Class A Common Stock in fiscal 2003. At June 30, 2005 and 2004, total outstanding share units were 7,700 and 370,200, respectively. All of the units outstanding at June 30, 2005 were granted under the Non-Employee Director Share Incentive Plan and will be converted into shares of Class A Common Stock as provided for in that plan.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Total rental expense included in the accompanying consolidated statements of earnings was $180.0 million in fiscal 2005, $166.8 million in fiscal 2004 and $147.5 million in fiscal 2003. At June 30, 2005, the future minimum rental commitments under long-term operating leases are as follows:

YEAR ENDING JUNE 30	(In millions)
2006	$ 149.3
2007	134.2
2008	117.5
2009	102.5
2010	90.7
Thereafter	543.2
	$1,137.4

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the results of operations or financial condition of the Company. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings.

On March 30, 2005, the United States District Court for the Northern District of California entered into a Final Judgment approving the settlement agreement the Company entered into in July 2003, with the plaintiffs, the other Manufacturer Defendants (as defined below) and the Department Store Defendants (as defined below) in a consolidated class action lawsuit that had been pending in the Superior Court of the State of California in Marin County since 1998. On April 29, 2005, notices of appeal were filed by representatives of two members of the purported class of consumers. If the appeal is resolved satisfactorily, the Final Judgment will result in the plaintiffs' claims being dismissed, with prejudice, in their entirety in both the Federal and California actions. There has been no finding or admission of any wrongdoing by the Company in this lawsuit. The Company entered into the settlement agreement solely to avoid protracted and costly litigation. In connection with the settlement agreement, the defendants, including the Company, will provide consumers with certain free products and pay the plaintiffs' attorneys' fees. To meet its obligations under the settlement, the Company took a special pre-tax charge of $22.0 million, or $13.5 million after-tax, equal to $.06 per diluted common share in the fourth quarter of fiscal 2003. At June 30, 2005, the remaining accrual balance was $17.2 million. The charge did not have a material adverse effect on the Company's consolidated financial condition. In the Federal action, the plaintiffs, purporting to represent a class of all U.S. residents who purchased prestige cosmetics products at retail for personal use from eight department stores groups that sold such products in the United States (the "Department Store Defendants"), alleged that the Department Store Defendants, the Company and eight other manufacturers of cosmetics (the "Manufacturer Defendants") conspired to fix and maintain retail prices and to limit the supply of prestige cosmetics products sold by the Department Store Defendants in violation of state and Federal laws. The plaintiffs sought, among other things, treble damages, equitable relief, attorneys' fees, interest and costs.

In 1998, the Office of the Attorney General of the State of New York (the "State") notified the Company and ten other entities that they are potentially responsible parties ("PRPs") with respect to the Blydenburgh landfill in Islip, New York. Each PRP may be jointly and severally liable for the costs of investigation and cleanup, which the State estimates to be $16 million for all PRPs. In 2001, the State sued other PRPs (including Hickey's Carting, Inc., Dennis C. Hickey and Maria Hickey, collectively the "Hickey Parties"), in the U.S. District Court for the Eastern District of New York to recover such costs in connection with the site, and in September 2002, the Hickey Parties brought contribution actions against the Company and other Blydenburgh PRPs. These contribution actions seek to recover, among other things, any damages for which the Hickey Parties are found liable in the State's lawsuit against them, and related costs and expenses, including attorneys' fees. In June 2004, the State added the Company and other PRPs as defendants in its pending case against the Hickey Parties. The Company and certain other PRPs have engaged in settlement discussions which to date have been unsuccessful. The Company has accrued an amount which it believes would be necessary to resolve its share of this matter. If settlement discussions are not successful, the Company intends to vigorously defend the pending claims. While no assurance can be given as to the ultimate outcome, management believes that the resolution of the Blydenburgh matters will not have a material adverse effect on the Company's consolidated financial condition.

In January 2004, the Portuguese Tax Administration issued a report alleging that the Company's subsidiary had income subject to tax in Portugal for the three calendar years ended December 31, 2002. The Company's subsidiary has been operating in the Madeira Free Trade Zone since 1989 under license from the Madeira Development Corporation and, in accordance with such license and the laws of Portugal, the Company believes that its income is not subject to Portuguese income tax. In February 2004, the subsidiary filed an appeal of the finding to the Portuguese Secretary of State for Fiscal Matters. The appeal is still pending. On December 20, 2004, the subsidiary received a notice of assessment from the Portuguese Tax Administration solely in respect of the calendar year ended December 31, 2000. The assessment, which includes interest, amounted to 27.7 million Euros. At the end of March 2005, the subsidiary filed an opposition to the assessment. No action has been taken by the Portuguese Tax Administration in respect of the opposition, which remains pending. In August 2005, the Portuguese Tax Administration notified the subsidiary that it is beginning executive procedures to collect on the assessment for 2000, and the Company is in the process of arranging the required financial guarantee. On May 17 and 18, 2005, the subsidiary received notices of assessment from the Portuguese Tax Administration in respect of the calendar years ended December 31, 2001 and 2002. The assessments are for 21.6 million Euros and 22.4 million Euros, respectively, to which the subsidiary has filed oppositions in July 2005. While no assurance can be given as to the ultimate outcome in respect of the foregoing assessments or any additional assessments that may be issued for subsequent periods, management believes that the likelihood that the assessment or any future assessments ultimately will be upheld is remote.

In December 2004, a plaintiff purporting to represent a nationwide class brought an action in the Superior Court of California for the County of San Diego. The complaint, as amended, names two of the Company's subsidiaries and approximately 25 other defendants, including manufacturers and retailers. The plaintiff is seeking injunctive relief, restitution, and general, special and punitive damages for alleged violations of the California Unfair Competition Law, the California False Advertising Law, and for negligent and intentional misrepresentation. The purported class includes individuals "who have purchased skin care products from defendants that have been falsely advertised to have an 'anti-aging' or youth inducing benefit or effect." The Company intends to defend itself vigorously. While no assurance can be given as to the ultimate outcome, management believes that the resolution of this lawsuit will not have a material adverse effect on the Company's consolidated financial condition.

In June 2005, an action was filed in the United States District Court for the Southern District of Florida against one of its subsidiaries. Two of the Company's department store customers were added as defendants in an amended complaint filed in August 2005. The plaintiff, purporting to represent a nationwide class of individuals "who have purchased skin care products from Defendant that have been falsely advertised to have an 'anti-aging' or youth-inducing benefit or effect," seeks injunctive relief as well as compensatory and punitive damages for alleged breach of express and implied warranties, negligent misrepresentation, and false advertising and unfair business practices. While no assurance can be given as to the ultimate outcome, management believes that the resolution of this lawsuit will not have a material adverse effect on the Company's consolidated financial condition.

NOTE 15 – NET UNREALIZED INVESTMENT GAINS

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," available-for-sale securities are recorded at market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of stockholders' equity until realized. The Company's investments subject to the provisions of SFAS No. 115 are treated as available-for-sale and, accordingly, the applicable investments have been adjusted to market value with a corresponding adjustment, net of tax, to net unrealized investment gains in accumulated other comprehensive income. Included in accumulated other comprehensive income was an unrealized investment gain (net of deferred taxes) of $0.4 million and $0.1 million at June 30, 2005 and 2004, respectively.

NOTE 16 – STATEMENT OF CASH FLOWS

Supplemental disclosure of significant non-cash transactions

As a result of stock option exercises, the Company recorded tax benefits of $19.7 million, $19.3 million and $7.9 million during fiscal 2005, 2004 and 2003, respectively, which are included in additional paid-in capital in the accompanying consolidated financial statements.

As of June 30, 2005, and 2004, the Company had a current liability and an equal and offsetting decrease in long-term debt of $2.9 million and $12.5 million, respectively, reflecting the fair market value of an interest rate swap which was classified as a fair value hedge of the 6% Senior Notes (see Note 8).

As of June 30, 2005, the Company had a current liability with an equal and offsetting increase in goodwill of $37.7 million related to an expected payment to be made in fiscal 2006 to satisfy an earn-out provision related to the Company's acquisition of Jo Malone Limited in October 1999, which payment may be satisfied by the issuance of a note to the seller. In addition, in fiscal 2005, the Company had acquired $10.9 million of machinery and equipment through capital lease arrangements, of which the related liability is included in short-term and long-term debt.

NOTE 17 – SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the FASB's definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

The Company evaluates segment performance based upon operating income, which represents earnings before income taxes, minority interest, net interest expense and discontinued operations. The accounting policies for each of the reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED OR AT JUNE 30	2005	2004	2003
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	**$2,352.1**	$2,140.1	$1,893.7
Makeup	**2,423.1**	2,148.3	1,887.8
Fragrance	**1,260.6**	1,221.1	1,059.6
Hair Care	**273.9**	249.4	228.9
Other	**26.6**	31.5	26.0
	$6,336.3	$5,790.4	$5,096.0
Depreciation and Amortization:			
Skin Care	**$ 70.6**	$ 68.2	$ 62.2
Makeup	**79.0**	76.9	68.5
Fragrance	**38.5**	39.3	35.5
Hair Care	**7.8**	6.3	7.1
Other	**0.8**	1.0	0.8
	$ 196.7	$ 191.7	$ 174.1
Operating Income:			
Skin Care	**$ 365.8**	$ 336.3	$ 273.2
Makeup	**294.9**	257.7	206.6
Fragrance	**35.8**	24.8	32.1
Hair Care	**22.8**	23.6	14.8
Other	**1.3**	1.6	(1.0)
	720.6	644.0	525.7
Reconciliation:			
Restructuring and special charges	**—**	—	(22.0)
Interest expense, net	**(13.9)**	(27.1)	(8.1)
Earnings before income taxes, minority interest and discontinued operations	**$ 706.7**	$ 616.9	$ 495.6
GEOGRAPHIC DATA			
Net Sales:			
The Americas	**$3,382.2**	$3,148.8	$2,931.8
Europe, the Middle East & Africa	**2,118.6**	1,870.2	1,506.4
Asia/Pacific	**835.5**	771.4	657.8
	$6,336.3	$5,790.4	$5,096.0
Operating Income:			
The Americas	**$ 357.2**	$ 319.2	$ 255.3
Europe, the Middle East & Africa	**306.1**	274.4	227.7
Asia/Pacific	**57.3**	50.4	42.7
	720.6	644.0	525.7
Restructuring and special charges	**—**	—	(22.0)
	$ 720.6	$ 644.0	$ 503.7
Total Assets:			
The Americas	**$2,149.8**	$2,319.3	$2,272.7
Europe, the Middle East & Africa	**1,432.6**	1,107.1	831.1
Asia/Pacific	**303.4**	281.7	246.1
	$3,885.8	$3,708.1	$3,349.9
Long-Lived Assets (property, plant and equipment, net):			
The Americas	**$ 463.1**	$ 443.9	$ 446.2
Europe, the Middle East & Africa	**192.9**	170.7	132.2
Asia/Pacific	**38.2**	32.4	29.3
	$ 694.2	$ 647.0	$ 607.7

NOTE 18 - UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for the years ended June 30, 2005 and 2004:

	Quarter Ended				
	September 30	December 31	March 31	June 30	Total Year
(In millions, except per share data)					
Fiscal 2005					
Net sales	**$1,504.1**	**$1,750.3**	**$1,538.2**	**$1,543.7**	**$6,336.3**
Gross profit	**1,092.8**	**1,302.3**	**1,151.7**	**1,172.1**	**4,718.9**
Operating income	**155.3**	**230.5**	**176.4**	**158.4**	**720.6**
Net earnings from continuing operations	**95.0**	**138.3**	**106.2**	**66.6**	**406.1**
Net earnings	**95.0**	**138.3**	**106.2**	**66.6**	**406.1**
Net earnings per common share from continuing operations:					
Basic	**.42**	**.61**	**.47**	**.30**	**1.80**
Diluted	**.41**	**.60**	**.46**	**.30**	**1.78**
Net earnings per common share:					
Basic	**.42**	**.61**	**.47**	**.30**	**1.80**
Diluted	**.41**	**.60**	**.46**	**.30**	**1.78**
Fiscal 2004					
Net sales	$1,346.6	$1,619.1	$1,421.6	$1,403.1	$5,790.4
Gross profit	982.5	1,206.4	1,063.0	1,062.2	4,314.1
Operating income	129.7	219.0	169.6	125.7	644.0
Net earnings from continuing operations	77.7	126.3	100.1	71.3	375.4
Net earnings	77.0	95.7	98.3	71.1	342.1
Net earnings per common share from continuing operations:					
Basic	.34	.55	.44	.31	1.65
Diluted	.34	.54	.43	.31	1.62
Net earnings per common share:					
Basic	.34	.42	.43	.31	1.50
Diluted	.33	.41	.42	.31	1.48

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2005, the Company's internal control over financial reporting was effective.

KPMG LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements has issued its attestation report on management's assessment of internal control over financial reporting. That attestation report follows this report.



William P. Lauder
President and Chief Executive Officer



Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The Estée Lauder Companies Inc. maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Estée Lauder Companies Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Estée Lauder Companies Inc. maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Estée Lauder Companies Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2005, and our report dated August 23, 2005 expressed an unqualified opinion on those consolidated financial statements. Our report also refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective July 1, 2003.

KPMG LLP
New York, New York
August 23, 2005

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective July 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Estée Lauder Companies Inc.'s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 23, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
New York, New York
August 23, 2005